UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), hereby files the following

RELEVANT EVENT

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of the Company’s Annual General Meeting of Shareholders, to be held in Bilbao, at Palacio Euskalduna, foreseeably at second summons on the next 16th of March, which has been published today in the Official Gazette of the Companies Registry (BORME), on the daily press and on the Company website: www.bbva.com.

In addition, the full texts of the proposed resolutions and the directors’ reports on the agenda items requiring them are hereby enclosed.

Madrid, 10th February 2012

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BILBAO, 16TH MARCH 2012

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”) at its meeting held on 1st February 2012, resolved to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4, on 15th March 2012, at 12:00 hours at first summons; and in the same place at the same time on 16th March 2012 at second summons.

AGENDA

ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits. Approval of corporate management. All these refer to the year ending 31st December 2011.

TWO.- Adoption of resolutions on re-election, ratification and appointment of members of the Board of Directors:

2.1.	Re-election of Mr José Antonio Fernández Rivero

2.2.	Re-election of Mr José Maldonado Ramos

2.3.	Re-election of Mr Enrique Medina Fernández

2.4.	Ratification and appointment of Mr Juan Pi Llorens

2.5.	Appointment of Ms Belén Garijo López

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Conferral of authority on the Board of Directors, pursuant to article 297.1.b) of the Corporate Enterprise Act, to increase share capital, over a five year period, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or privileged shares, with or without voting rights, including redeemable shares, or shares of any other kind permitted by law, expressly envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprise Act; conferring authority to amend article 5 of the Company Bylaws. Likewise, conferral of authority, under the terms of article 506 of the Corporate Enterprise Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Bank’s share capital.

FOUR.- Approval of two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings, expressly envisaging the possibility of incomplete subscription of the capital increase. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures

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C.A. 01.02.2012	2

necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexión Bursátil), and trading on the non-Spanish stock exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings, expressly envisaging the possibility of incomplete subscription of the capital increase. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish stock exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

FIVE.- Confer authority on the Board of Directors, for a maximum period of 5 years, to issue securities convertible into and/or exchangeable for shares of the Company up to a maximum value of TWELVE BILLION EUROS (€12,000,000,000), and authority to exclude or not exclude pre-emptive subscription rights as established in article 511 of the Corporate Enterprise Act; establish the bases and modalities of the conversion and increase in share capital by the amount necessary, amending article 5 of the Company Bylaws where applicable.

SIX.- Adoption of resolutions on remuneration:

6.1. Approval of the modification of the settlement and payment system of the Multi-Year Variable Share Remuneration Programme for 2010/2011, approved by the General Meeting, 12th March 2010, in compliance with the requirements established to such effect under Royal Decree 771/2011, 3rd June.

6.2. Approval of the conditions of the variable scheme of remuneration with BBVA shares for 2012 for the Group’s management, including executive directors and members of the senior management.

SEVEN.- Bylaw amendments:

7.1. Approval of the amendment of the following articles in the Company Bylaws in order to adapt them to the Corporate Enterprise Act, in the wording given under Act 25/2011, 1st August: article 20. Notice of meeting (to include a new paragraph on the request for a supplement to the notice of meeting and new resolution proposals, pursuant to article 519 of the Corporate Enterprise Act); article 21. Form and content of the notice of meeting (to include the new measures for disseminating the announcement pursuant to article 516 of the Corporate Enterprise Act); article 29. Shareholders’ right to information (to include the possibility of requesting clarification on the information furnished to CNMV and the auditors’ report); article 31. Adoption of resolutions (to adapt it to articles 521 and 526 of the Corporate Enterprise Act); article 40. Board meetings and notice of meetings (to include a new paragraph on the calling of the meeting by one third of the directors pursuant to article 246.2 of the Corporate Enterprise Act); and article 41. Quorum and adoption of resolutions (to adapt it to article 247 of the Corporate Enterprise Act).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.A. 01.02.2012	3

7.2. Approve the amendment of article 53 of the Company Bylaws on the Allocation of profit or losses (to eliminate sections a), b) and c) and to adapt it to the provisions of article 273 of the Corporate Enterprise Act) and inclusion of a new article 33 bis Remuneration (regarding the directors’ remuneration system); and consequently, determination of the annual allocation.

EIGHT.- Approve the amendment of the following articles of the General Meeting Regulations to adapt them to the Corporate Enterprise Act, in the wording given under Act 25/2011, 1st August, and to adjust them to the wording of the Company Bylaws following the adoption of the previous resolution: article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the Corporate Enterprise Act, regarding the media for disseminating the announcement; the content of the notice of meeting and the information to be published on the Company website); article 6. Shareholders’ right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws); article 8. Voting and proxies over remote communication media (to adapt it to article 31 of the Company Bylaws, including improvements in the wording); article 9. Proxies for the General Meeting (to adapt it to article 522 of the Corporate Enterprise Act); article 10. Public call for proxy (to adapt it to articles 523 and 526 of the Corporate Enterprise Act); article 18. Organisation of General Meetings (to adapt it to article 29 of the Company Bylaws and article 520 of the Corporate Enterprise Act); article 19. Voting the resolution proposals (to include rules on the order of voting on the new resolution proposals and on voting by financial intermediaries); and article 23. Publicising the resolutions (to include the publication of the outcome of the ballots); and inclusion of a new article 5 bis on the Supplement to the notice of meeting and new resolution proposals (to include the regulation of these rights in adaptation to article 20 of the Company Bylaws and article 519 of the Corporate Enterprise Act);

NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2012.

TEN.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

ELEVEN.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Pursuant to the Corporate Enterprises Act, shareholders representing at least five per cent of the share capital may requisition the publication of a supplement to the notice of meeting, including one or more items on the agenda, providing the new items are accompanied by due substantiation or, as appropriate, a substantiated proposal for resolutions.

Likewise, shareholders representing at least five per cent of the share capital may present substantiated proposals for resolutions on matters already included or that should be included in the agenda.

These rights may be enforced by duly attested notification to the Bank’s registered office at Plaza de San Nicolás number 4, 48005, Bilbao, within five days after the notice of meeting is published.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.A. 01.02.2012	4

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these are recorded in the corresponding accounting ledger at least five days before the date on which the General Meeting is to be held. As the General Meeting is expected be held at second summons, to the effects of article 517 of the Corporate Enterprises Act, the deadline by which shareholders must have registered their shares in their name will be 11th March 2012.

Holders of fewer shares may group together until they have at least the required number. They may apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or their valid proxies, attendees may be asked to present identity documents or other official document generally accepted as proof of identity, when showing their attendance card at the entrance to the building where the General Meeting is to be held. Representatives of legal entities may also be asked for documents proving their status as proxy of such entity.

REMOTE VOTING AND PROXY

WRITTEN VOTING AND PROXY

The attendance card, which can be delivered to any BBVA branch or office, will include a remote voting form.

Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholders’ Management Office (Oficina de Gestión de Accionistas) or any BBVA branch, requesting the issuance of a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent by registered post with receipt to the Shareholders’ Management Office at Gran Vía 1, 48001 Bilbao, to be processed and counted.

In order to process postal votes, these must be received at least 24 hours prior to the date on which the General Meeting is to be held at first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend the General Meeting may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form printed on the attendance card, which contains the public call for proxy filed by the Board pursuant to articles 186 and 526 of the Corporate Enterprises Act and may be sent via any of the means mentioned in this section.

ELECTRONIC VOTING AND PROXY

Shareholders may vote and confer proxy by electronic media, using the Bank’s website ( www.bbva.com). They must follow the rules and instructions given in the link “2012 Annual General Meeting” on the website.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password from the website ( www.bbva.com) and follow the pertinent instructions on the link, “2012 Annual General Meeting/Electronic Vote and Proxy”. In order to obtain the password, shareholders may prove their identity in the following ways:

a)	Electronic ID card (DNIe);

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.A. 01.02.2012	5

b)	“BBVANet” (for shareholders who are users of the e-banking facility) or

c)	Request accreditation (for shareholders who are not “BBVANet” users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the General Meeting, over the link “2012 Annual General Meeting/Electronic Vote and Proxy” on the Company website (www.bbva.com) as of 22nd February 2012 and until 15:00 hours on the day before the General Meeting is held at first summons, ie, until 15:00 hours on 14th March 2012.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily impede use of the electronic voting or proxy systems.

REVOCATION OF PROXY

Shareholders’ personal attendance at the General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked over the same media used to confer it.

RIGHT TO INFORMATION

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or send in written questions regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their information right may do so in writing, addressing their communication to the Shareholders’ Management Office (Oficina de Gestión de Accionistas) at Gran Vía 1, 48001, Bilbao, or by e-mail at the mailbox made available for such purposes in the link “Right to Information” in the “2012 Annual General Meeting” section on the Company website ( www.bbva.com).

Once this announcement is published, any shareholder may examine, at the Bank’s registered office at Plaza de San Nicolás 4, Bilbao, the full text of the proposed resolutions that will be submitted to the General Meeting’s approval and the director’s reports on the agenda items requiring them. Shareholders may also find: the individual and consolidated annual financial statements and management reports that will be submitted to the approval of the General Meeting, along with the respective reports from the auditors; the full text of the amendments to the Company Bylaws and the General Meeting Regulations being proposed; the Annual Corporate Governance Report for 2011 and the report on the Remuneration Policy for the Board of Directors; the full text of the Board Regulations, amendments to which will be reported to the General Meeting; and the reports by the directors and by a firm of auditors other than the firm auditing the Company’s accounts, appointed for such purpose by the Companies Registry, as

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.A. 01.02.2012	6

required under articles 414, 417 and 511 of the Corporate Enterprises Act, with respect to the issue of convertible bonds resolved by the Board of Directors, at its meeting held on 22nd November 2011, under the authorisation conferred by the General Meeting held on 14th March 2008, under its agenda item six, of which the General Meeting will also be informed. Shareholders may request all the above-mentioned documents be delivered or sent to them immediately and free of charge.

Likewise, once this announcement has been published until the General Meeting is held, any documents and information regarding the General Meeting will be available on the Company website (www.bbva.com) in the section on the “2012 Annual General Meeting”.

ONLINE SHAREHOLDER FORUM

Pursuant to article 539.2 of the Corporate Enterprises Act, BBVA has established an Online Shareholder Forum for the General Meeting arrangements on the Bank website (www.bbva.com). Individual shareholders and voluntary associations of shareholders constituted pursuant to prevailing regulations may access the Forum with due guarantees, in order to facilitate their communication prior to the General Meeting.

Shareholders may use the Forum to publish proposals they wish to be presented as supplements to the agenda announced in the notice of meeting, and requests to second these proposals, initiatives to achieve the threshold percentage required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy. To such end, they must follow the instructions that the Bank will publish on its website (www.bbva.com) once the notice of meeting is published.

The Forum is not a channel of communication between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (www.bbva.com), following the instructions given in the section “2012 Annual General Meeting/Online Shareholder Forum”.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the Bank’s website (www.bbva.com) regarding aspects related to the General Meeting that are not contained in this announcement.

For further information, shareholders may contact the Shareholders’ Management Office (Oficina de Gestión de Accionistas) at Gran Vía 1, 48001, Bilbao; or via the Shareholder Helpline by calling +34 902 200 902, between 9:00 and 18:00 hours from Monday to Friday; or via the mailbox established for this purpose, “accionistas@grupobbva.com” on the Company website (www.bbva.com) in the section “Contact Shareholders Relations”.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a Notary Public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act, in relation to article 101 of the Companies Registry regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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C.A. 01.02.2012	7

PERSONAL INFORMATION

Personal information entitling shareholders to attend; vote; or participate in the Online Shareholder Forum; and to comply with any other legal obligations stemming from organising and arranging the General Meeting will be processed by the Company in order to manage the operation, compliance and control of shareholder relations with respect to the organisation and arrangements of the General Meeting, to which end the data will be incorporated into files for which BBVA is responsible.

The persons whose data appear on these files have the right to access, rectify, cancel or challenge their own data as established under prevailing law, sending a letter to the Shareholders’ Management Office (Oficina de Gestión de Accionistas) at Gran Vía 1, 48001, Bilbao.

NB

THE GENERAL MEETING WILL FORESEEABLY BE HELD AT SECOND SUMMONS ON 16TH MARCH 2012 AT THE TIME AND PLACE SHOWN, UNLESS THE SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao, 10th February 2012, the Company and Board Secretary of Banco Bilbao Vizcaya Argentaria, S.A.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

1.- Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2011, as well as the annual financial statements and management report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

2.- Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. 2011 profits, for the sum of €1,427,515,996.53 (one billion, four hundred and twenty-seven million, five hundred and fifteen thousand, nine hundred and ninety-six euros, fifty-three cents) as follows:

•	The sum of €40,405,274.36 (forty million, four hundred and five thousand, two hundred and seventy-four euros, thirty-six cents) will be used to provision the legal reserve.

•

The sum of €945,480,957.30 (nine hundred and forty-five million, four hundred and eighty thousand, nine hundred and fifty-seven euros, thirty cents) will be allocated to the payment of dividends, which had been fully paid out prior to this General Meeting as interim dividends corresponding to the financial year, pursuant to the resolutions adopted by the Bank’s Board of Directors, 22nd June and 20th December 2011. It is resolved to ratify insofar as is necessary the aforementioned Board of Directors’ resolutions approving the payout of interim dividends corresponding to financial year 2011.

•

The sum of €178,945,574.93 (one hundred and seventy-eight million, nine hundred and forty-five thousand, five hundred and seventy-four euros, ninety-three cents) to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it in the free of charge capital increases resolved by the Bank’s Board of Directors, 29th March and 27th September 2011, in execution of the resolutions adopted by the General Meeting, 11th March 2011, under agenda item 5, to implement the system of shareholder remuneration named the “Dividend Option”.

•

The remaining profit, ie, the sum of €262,684,189.94 (two hundred and sixty-two million, six hundred and eighty-four thousand, one hundred and eighty-nine euros, ninety-four cents) will be used to provision the Company’s voluntary reserves.

3.- Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2011.

4.- Confer authority on the Chairman & CEO, Mr Francisco González Rodríguez and the Company & Board Secretary, Mr Domingo Armengol Calvo, severally, to deposit the annual financial statements, management reports and auditors’ reports for the Bank and its Group, and to issue the certificates referred to in articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

Under this agenda item, the General Meeting is submitted a proposal, in line with the proposal made to the Board of Directors by the Appointments Committee, to re-elect the following persons, for the term of office established in the Company Bylaws: Mr José Antonio Fernández Rivero and Mr Enrique Medina Fernández as members of the Board of Directors as independent directors.

The proposal is also submitted to the General Meeting to re-elect, for the term of office established in the Company Bylaws, Mr José Maldonado Ramos as member of the Board of Directors, as an external director, with the favourable report of the Appointments Committee.

It is also proposed that the General Meeting ratify the resolution passed by the Board of Directors, 27th July 2011, co-opting the shareholder, Mr Juan Pi Llorens as member of the Board of Directors, as independent director, and that he be appointed for the term of office established in the Company Bylaws, all in compliance with the proposal from the Appointments Committee.

Finally, pursuant to the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting appoint, for the term of office established in the Company Bylaws, Ms Belén Garijo López as member of the Bank’s Board of Directors, as an independent director.

Consequently, it is proposed that the General Meeting adopt the following resolutions:

2.1.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr José Antonio Fernández Rivero, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 10776014-P.

2.2.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr José Maldonado Ramos, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 1381560-L.

2.3.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Enrique Medina Fernández, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 15706476-Y.

2.4.- Ratify the resolution passed by the Board of Directors, 27th July 2011, nominating the shareholder, Mr Juan Pi Llorens, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 39829100-T, to the Board of Directors and appoint him to a seat on the Board of Directors for the three-year term established in the Company Bylaws.

2.5.- Appoint to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms Belén Garijo López, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 1816315-M.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors, whatever the number may be, in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO

Director

Born in Gijón (Asturias) in 1949.

Married.

Graduated in Economic Sciences from the Universidad de Santiago.

Professional Background:

1976 – Joined Arthur Andersen (Systems).

1977 –Joined Banco de Vizcaya, where he was Director of Administration and Control for the International Division.

1986 – Chairman of the Management Committee of Banque de Gestion Financière, S.A. (Bélgica).

1988-1989 – Was Deputy Director General for Planning and Control in Commercial Banking, and later Regional Director of Retail Banking.

In 1990 he joined Banco Exterior de España as Comptroller General, occupying the same post in Corporación Bancaria de España (Argentaria) from 1991 to 1995, where he was appointed Director General for Internal Comptrol and Oversight. In 1997 he took over the duties of General Manager for Organisation, Systems, Operations, Human Resources, Purchases and Real Estate.

In 1999, after the merger with BBV, he was appointed General Manager of BBVA Systems and Operations.

Was appointed Group General Manager in 2001, with a wide range of responsibilities in different areas.

He was, as BBVA representative, member of the Board of: Telefónica, Iberdrola, Banco de Crédito Local, and Chairman of Adquira.

He was appointed to a BBVA Directorship on 28th February 2004. He is chairman of Risks Committee.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JOSÉ MALDONADO RAMOS

Director

Born in Madrid in 1952.

Married.

Graduated in Law from Universidad Complutense de Madrid, winning the extraordinary first Graduation Prize.

Professional Background:

In 1978 passed State Exams and joined Spanish State Counsel Corps (Cuerpo de Abogados del Estado).

Was appointed Technical General Secretary to the Ministry of Territorial Administration, becoming Undersecretary to the same Department in 1982.

Has been Company Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (ENDIASA); Astilleros Españoles, S.A.; and Iberia Líneas Aéreas de España, S.A.

Has also been Company Secretary for various public companies, including: Astilleros y Talleres del Noroeste, S.A. (ASTANO); Aplicaciones Técnicas Industriales, S.A. (ATEINSA); Oleaginosas Españolas, S.A. (OESA); Camping Gas, S.A. and Aviación y Comercio, S.A. (AVIACO); has rendered services as Legal Counsel for Banco Exterior, S.A.; Legal Counsel for Banco Internacional de Comercio, S.A. and Banco Central Hispanoamericano S.A., as well as Director and Secretary of Sindibank, S.B.

Was appointed Director and Secretary General of ARGENTARIA in April 1997. Was appointed Director and Secretary General of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on 28th January 2000. Took early retirement as Bank executive in December 2009, continuing as member of the Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. ENRIQUE MEDINA FERNÁNDEZ

Director

Born in La Puebla de Montalbán (Toledo) in 1942.

Married.

Graduated in Law at Universidad Complutense de Madrid.

Professional Background:

1967 Joined Spanish State Counsel Corps (Cuerpo de Abogados del Estado). Held posts in the Government’s Tax and Courts Service in Cáceres; Directorate General for Administrative Judicial Review; and in the Supreme Court.

Head of the Technical Advisory Bureau for the Undersecretary of Finance and Director General for Territorial Planning.

In 1971, was appointed Director on the Board of Banco de Crédito a la Construcción.

From 1975 to 1981, held the post of Director and Secretary of the Board for Banco de Progreso.

From 1985 to 1989, held same posts in Corporación Financiera Alba and From 1989 to 1991, in Banco Urquijo.

Deputy Chairman of Ginés Navarro Construcciones until it merged to become Grupo ACS.

He was appointed to a BBVA directorship on 28th January 2000.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr JUAN PI LLORENS

Director

Born in Reus (Tarragona) in 1950

Married

Spanish national

Graduated in Industrial Engineering from Universidad Politécnica de Barcelona. PDG - General Management Programme, IESE

Professional Career:

IBM Corporation

1972 – 1978	Various posts. IBM Spain.
1978 – 1982	Financial Services Sector Manager - Catalonia. IBM Spain.
1983 – 1985	Head of Special Banking Projects. IBM Spain.
1986 – 1987	Operations Manager for Catalonia. IBM Spain.
1987 – 1989	Commercial Manager – Financial Services Sector. IBM Spain.
1990 - 1990	Head of the Personal Staff for the President of IBM EMEA. France.
1991 – 1992	Operations Manager for Benelux, Austria, Scandinavia and Switzerland. France.
1992 – 1994	Manager of Software & Services for IBM Spain.
1994 – 1995	General Manager of IBM Spain.
1995 – 1995	Manager of Competitive Strategy for IBM Corporation. USA
1996 – 1996	Manager of Consulting & Systems Integration, IBM Latam. USA.
1997 – 1998	Vice president for IBM Latam Sales. USA
1998 – 2001	Executive President – Spain & Portugal. IBM Spain.
2001 – 2005	Vice president Finance Industry IBM EMEA. UK.
2005 – 2008	Vice president for IBM Europe Sales.
2008 – 2010	Vice president, Technology & Systems Group, IBM Europe.
2009 – 2011	Vice president, Financial Services Sector, GMU (Growth Markets Units). China.

He was appointed to a BBVA directorship on 27th July 2011.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ms Belén Garijo López

Director

Born in Almansa (Albacete) in 1960

Married

Spanish national

Graduate in Medicine from Universidad de Alcalá de Henares - Madrid.

Specialist in Clinical Pharmacology, Hospital La Paz - Universidad Autónoma de Madrid. Master in Business and Management, Ashridge Management School – United Kingdom.

Professional Career:

Abbott Laboratorios

1989 – 1994	Medical Director – Spain.
1994 – 1996	Director for International Medical Affairs – Illinois, USA.

Rhône-Poulenc

1996 – 1999	Director, Oncology Business Unit – Spain.

Aventis Pharma

1999 – 2000	Senior Director, Oncology, Central Nervous System and Insulin Business Unit – Spain.
2000 – 2002	President of the Oncology Business Unit at global level – New Jersey, USA.
2002 – 2004	General Manager, Spain.

Sanofi Aventis

2004 – 2006	General Manager, Spain.
2006 – 2011	President of Commercial Operations for Europe and Canada – Paris, France.

Merck Serono, S.A.

2011	Chief Operating Officer – Geneva, Switzerland.

From 2006 to 2011 she was member of the Board at Sanofi Pasteur-MSD. From 2009-2011, Board member of Zentiva N.V.

From 2011, Chair of the PhRMA International Executive Committee, ISEC (Pharmaceutical Research and Manufacturers of America).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

1.	To confer authority on the Board of Directors, with powers as broad as may be necessary by law, and pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, during the legally established period of five years as of the date on which this General Meeting is held, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board resolves, by issuing new ordinary or privileged shares, with or without voting rights, or shares of any other kind permitted by law, including redeemable shares, with or without an issue premium; the countervalue of said shares comprising cash considerations. The authority includes the establishment of the terms and conditions of the capital increase, determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by the Company.

To attribute the power to the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Corporate Enterprises Act. This power will be limited to the capital issues made under this resolution up to the maximum amount equivalent to 20% of the Company’s share capital on the date of this authorisation.

Likewise, to attribute to the Board of Directors powers to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted; and to establish that, should the issue be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Corporate Enterprises Act; and to redraft article 5 of the Company Bylaws.

All this will be done pursuant to applicable legal and Bylaw provisions at any time, and is conditional on obtaining due permits.

2.	To request the competent Spanish and non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed at the time of each capital increase to allow trading of the new shares, provided they comply with applicable regulations. The Board of Directors is hereby authorised, with express powers to delegate this authority, to grant any documents and engage in any acts that may be necessary to such end, including any action, statement or arrangement to achieve the listing of the shares represented by ADS’s for trading, with the competent authorities of the United States of America or any other competent authority.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for delisting of the securities, this will adopted pursuant to the formal requirements under applicable regulations and, in such case, the interest of shareholders opposing or not voting in favour of this will be guaranteed, in compliance with the requirements established under the Corporate Enterprises Act, the Securities Exchange Act and other applicable regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.	To confer authority on the Board of Directors to delegate the authority conferred by this General Meeting relating to the foregoing resolutions to the Executive Committee, with express powers to delegate them; to the Chairman of the Board of Directors; to the Chief Operating Officer; or to any other director or proxy of the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

4.1 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

6.	Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in strict compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7.	Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market). Additionally, it is resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1) year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

(v)	To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and submit the appropriate issue documents to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix)	To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(x)	To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

6.	Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in strict compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.

For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7.	Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market). Additionally, it is resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1) year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)	To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and submit the appropriate issue documents to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix)	To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

One.- Repealing the unavailed part of the authorisation conferred by the Annual General Meeting, 14th March 2008, under agenda item six, to confer authority on the Board of Directors to issue convertible securities and/or securities exchangeable for Company shares, subject to applicable legal provisions and after obtaining the necessary authorisations, pursuant to the following conditions:

1.	The issue of securities convertible and/or exchangeable for Company shares may be implemented on one or several occasions within the maximum period of five (5) years as of the date on which this resolution is adopted.

2.	The maximum amount of securities convertible and/or exchangeable for Company shares which will be resolved under this authorisation will be TWELVE BILLION EUROS (€12,000,000,000) or its equivalent in any other currency.

3.	The authority to issue securities convertible and/or exchangeable for securities for Company shares will be extended to the following aspects and will also comprise the following powers:

i)	Establishment of the various aspects and conditions of each issue, including, but not limited to: determining the amount of each issue or tranche within an issue, always within the overall quantitative limit established; the place of the issue (in or outside Spain) and the currency or exchange, plus its equivalent value in euros when denominated in another currency; the type of securities and their denomination, whether they are bonds, including subordinated bonds, preferred securities, warrants or any other admissible by law; the date(s) of issue; the number of securities and their nominal value; the issue price; in the case of warrants and similar securities, the issue price and/or premium, the strike price (which may be fixed or variable) and the procedure, term and other conditions applicable to the exercise of the subscription or purchase right over the underlying shares; the form and conditions of the yield and the fixed or variable interest rate, the dates and procedures for payment of the coupon; whether the issue is in perpetuity or repayable, and if so, the repayment term and the maturity date; the reimbursement ratio, premiums and bundling, guarantees; whether to represent the issue in certificates or book entries; the regulations governing subscription; anti-dilution clauses; applicable legislation and, in general, any other condition for the issue. Also, where applicable, to appoint a commissioner and approve the fundamental rules governing the legal relations between the Bank and the syndicate of security-holders, should it be necessary to constitute such a syndicate.

ii)	The power to increase capital as much as necessary to meet applications for conversion or subscription with the limits that may be applicable, in force and available at any time, and redraft article 5 of the Company Bylaws.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii)	The power to exclude the pre-emptive subscription rights of shareholders, when this is necessary or when the Company’s best interest may require such exclusion. Whatever the case, pursuant to article 511 of the Corporate Enterprises Act, should the Board resolve to exclude the pre-emptive subscription rights over a specific issue that it may decide to implement under this authorisation, at the same time as the issue is approved, it will issue a report giving the grounds for proposing such exclusion, which will be subject of a parallel report from the auditor of the accounts referred to in articles 417 and 511 of the Corporate Enterprises Act. These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

iv)	The power to determine the conversion and/or exchange ratio, which may be fixed or variable, within the limits established below, as well as at the moment of conversion and/or exchange; whether the conversion and/or exchange of the securities is mandatory or voluntary, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or advisable for the issue.

If the issue is made at a fixed conversion and/or exchange ratio, the corresponding share conversion and/or exchange price may not be lower than whichever is higher of (i) the arithmetic mean of the closing prices on the continuous market over a period to be specified but not exceeding three months and not less than fifteen days prior to the date on which the issue of convertible and/or exchangeable securities is approved, and (ii) the closing share price on the continuous market the day prior to the date on which the issue of convertible and/or exchangeable securities is approved.

Should the issue be made with a variable conversion and/or exchange ratio, the share price for the conversion and/or exchange must be the arithmetic mean of the closing prices of the Company’s shares on the Continuous Market during a period not exceeding three months and not less than five days prior to the conversion or exchange date, with a premium or, as applicable, a discount on said price per share. The premium/discount may be different for every date of conversion or exchange of each issue. However, if a discount is established on said price per share, it may not exceed 30%.

Should the issue be convertible and exchangeable, it may be established that the Company reserves the right at any time to choose between conversion into new Company shares or exchanging for shares already outstanding. It may also resolve to deliver a combination of new shares and shares outstanding, providing it respects the equal treatment of all holders of the securities that are being converted and/or exchanged on the same date.

For the purpose of conversion and/or exchange, the value of the share must never drop below its nominal value and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

Likewise, the valuation for conversion and/or exchange of securities into shares will be for their nominal value and may or may not include interest accrued but unpaid at the time of their conversion and/or exchange.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Two.- To request listing for trading of the convertible and/or exchangeable securities issued by the Bank under this authority, on official/unofficial, regulated/deregulated, Spanish/non-Spanish secondary markets. The Board of Directors is empowered to implement such procedures and actions as may be necessary or advisable to obtain approval from the competent authorities for listing on Spanish and other securities exchanges.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, list and delisting of the securities. Should application be made subsequently for delisting of the securities, the Company is committed to adopt the formal requirements under applicable regulations and, in such case, uphold the interests of shareholders opposing or not voting in favour, in compliance with the requirements established under the Corporate Enterprises Act, the Securities Exchange Act and other applicable regulations.

Three.- Likewise, to confer authority on the Board of Directors such that it may in turn delegate such authority from the General Meeting with respect to the preceding resolutions: to the Executive Committee, with express authority to in turn delegate them; to the Chairman of the Board of Directors; to the Chief Operating Officer; or to any other director or proxy of the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

6.1. Amendment of the settlement and payment system of the Multi-Year Variable Share Remuneration Programme for 2010/2011

1.- To approve the modification of the settlement and payment system of the Multi-Year Variable Share Remuneration Programme for 2010/2011 for the BBVA Management Team approved by the Bank’s General Meeting, 12th March 2010, under its agenda item 4 (hereinafter, the “Programme” or “2010-2011 Programme”) in order to apply the requirements established to such effect under the new chapter XIII on the remuneration policy of financial entities in title 1 of Royal Decree 216/2008, 15th February, in the wording given under Royal Decree 771/2011, 3rd June, which becomes applicable pursuant to its Sixth Transitory Provision, regarding the beneficiaries that form part of the collective of professionals within the BBVA Group engaging in activities that may have a significant impact on its risk profile or have control functions, including the executive directors and members of the Management Committee (hereinafter the “Identified Collective”), under the following terms:

(a)	60% of the shares ensuing on the settlement of the Programme will be delivered to the beneficiaries before 15th April 2012. The remaining 40% will be deferred and be delivered one third per year during a three year period as of the first delivery date, ie, in 2013, 2014 and 2015.

The part deferred for executive directors and members of the Management Committee will be increased up to 50% of the total shares to which they are entitled under the Programme settlement.

(b)	All the shares ensuing from the Programme settlement will be unavailable to its beneficiaries for one year as of the date of their delivery. However, the sale of the number of shares necessary to pay the taxes stemming from each delivery will be permitted.

(c)	The deferred shares will be subject to the application of the grounds for limiting or preventing the payment of the variable remuneration established by the BBVA Board of Directors.

(d)	Beneficiaries may not take out any kind of hedge against the shares that are pending delivery as a consequence of the rules on deferral established in section (a) of this resolution.

All other aspects will be regulated by the terms of the resolution adopted by the General Meeting, 12th March 2010, under its agenda item 4.

To these effects, since at the end of the Programme, at 31st December 2011, BBVA ranked 4th in Total Shareholder Return (TSR) amongst the 18 banks of its peer group for the period between 15th April 2010 and 31st December 2011, a multiplier coefficient of 2 is applicable to the number of “units” allocated to each beneficiary of the Programme. This means that the following number of BBVA shares are deliverable to the beneficiaries:

-	Chairman & CEO	210,000 shares
-	President & COO	180,000 shares
-	Other Management Committee members	770,000 shares
-	Other beneficiaries	5,279,818 shares

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Its payment and settlement will be made under the terms approved by the General Meeting resolution, 12th March 2010, under its agenda item 4, however, for those Programme beneficiaries who are members of the Identified Collective, including executive directors and other members of the Management Committee, the amendments established under this resolution will apply.

2.- Confer authority on the Company Board of Directors, with powers as broad as may be required by law, and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the Chief Operating Officer or any Company director or proxy, to implement the foregoing resolution; adopting any resolutions and signing any public or private documents that may be necessary or advisable for full effectiveness, with powers to correct, rectify, amend or supplement this resolution: being able to adapt it to comply with any legal requirements, and to comply with the requirements that may emanate from the competent authorities and in particular to:

(a)	Ramify and establish the specific conditions of settlement and payment of the 2010-2011 Programme insofar as not established under this resolution.

(b)	Adapt the content of the settlement and payment of the 2010-2011 Programme to any observations made by the competent authorities in compliance with the applicable legislation.

(c)	Effect the settlement and payment of the 2010-2011 Programme.

(d)	Draft, sign and present any supplementary documents or communications that may be necessary or advisable to any public or private body for the purpose of settling the 2010-2011 Programme.

(e)	Draw up and publish any announcements that may be necessary or advisable.

(f)	And, in general, engage in any acts and subscribe any documents that may be necessary or advisable for the settlement and successful completion of the 2010-2011 Programme and the resolutions adopted previously.

6.2. Approval of the conditions for the system of variable remuneration in BBVA shares for 2012 targeted at the Management Team, including executive directors and members of the senior management.

1.- To approve, pursuant to article 219 of the Corporate Enterprises Act, the conditions for the system of variable remuneration in shares for the BBVA Group Management Team in 2012 (hereinafter the “System of Variable Remuneration in Shares for the Management Team” or the “System”), established by the General Meeting, 11th March 2011, under agenda item 7, and therefore the following:

1.1. The Management Team Incentive for 2012 (hereinafter the “2012 Incentive”) will have the following characteristics

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(a)	Indicators:

The indicators for the 2012 Incentive will be:

•

Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 31st December 2012, benchmarked against the TSR performance of the following peer group of international banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

•	The Group Economic Profit without one-offs.

•	The Group Net Attributable Profit, calculated without one-offs.

To calculate the exact number of BBVA shares deliverable to each beneficiary, the number of units initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group.

The price of the shares deliverable under the 2012 Incentive will be the opening price listed on the market on the day of delivery.

(b) Beneficiaries: The 2012 Incentive is targeted at the members of the BBVA Group Management Team who have such status on the date on which this resolution is approved, including executive directors and members of the Management Committee. For 2012, the initial estimate of the number of Incentive beneficiaries is 2,100. However, some may leave and others join the Incentive whilst it is in force.

(c) Duration: The 2012 Incentive will remain in force from 1st January 2012 to 31st December 2012.

(d) Settlement and payment of the 2012 Incentive: The 2012 Incentive will be settled during the first quarter of 2013, without prejudice to early settlement that may be implemented under conditions established in ramification of this resolution.

The beneficiaries may avail of the shares that may stem from the 2012 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries as of their delivery; (ii) 30% of the shares received will become transferrable once a year has elapsed as of the 2012 Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed as of the 2012 Incentive’s settlement date. All this will be done under the terms and conditions established by the Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These rules on settlement and payment of the shares will not be applicable to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

The Board of Directors will determine the date on which the 2012 Incentive shares will be delivered.

1.2. The 2012 Incentive Beneficiaries who engage in professional activities with a material impact on the risk profile and control functions, including executive directors and members of the BBVA Group Management Committee, will have a special system of settlement and payment, pursuant to the following conditions:

•

If as a consequence of the settlement of the 2012 Incentive the shares deliverable do not account for at least 50 per cent of their Annual Variable Remuneration, the part of their variable remuneration in cash necessary to top the aforementioned amount will be delivered in shares in such a way that they receive at least 50 per cent of their Annual Variable Remuneration in shares and the remaining amount in cash. To such effects, the value of the shares will be deemed to be the average closing price of the BBA shares on the trading sessions between 15th December 2012 and 15th January 2013, both inclusive.

•

The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60 per cent will be delivered during the first quarter of 2013, and the remaining 40 per cent deferred, so that one third will be payable each year over a three year period, ie, in the first quarter of 2014, 2015 and 2016. However, other grounds for early settlement may be established in the ramification of this resolution.

•	This percentage of the deferred shares will increase up to 50 per cent in the case of the executive directors and members of the Management Committee.

•	The shares corresponding to variable remuneration will also be unavailable for one year as of their delivery, under the terms established by the Board of Directors.

•	The deferred shares will be subject to none of the grounds arising to limit or prevent delivery, as established by the Board of Directors.

The Board of Directors will also determine the date on which the 2012 Incentive shares will be delivered and also, where applicable, the specific criteria for deferral and the schedule for availability.

1.3. The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that may be deliverable to the Management Team as a result of the System for 2012 is 18.5 million ordinary shares, representing 0.38% of the current share capital of Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1.7 million ordinary shares (representing 0.03% of the share capital) may be earmarked for the other members of the Management Committee.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.- Confer authority on the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the Chief Operating Officer or any other Company director or proxy, to ramify, formalise, implement and settle this resolution, as appropriate: adapting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to correct, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a) To implement the System of Variable Remuneration in Shares for the Management Team applicable to 2012.

(b) To develop and establish the specific terms and conditions for the System of Variable Remuneration in Shares for the Management Team with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the grounds on which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such early settlement.

(c) To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement and execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d) To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the System of Variable Remuneration in Shares for the Management Team.

(e) To negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f) Draw up and publish any announcements that may be necessary or advisable.

(g) To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management Team.

(h) To adapt the contents of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the peer banks in its benchmark group, such that the System continues to perform under the same terms and conditions.

(i) To adapt the content of the System to the requirements or observations that the competent supervisory authorities may make.

(j) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares for the Management Team and the previously adopted resolutions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

7.1. To approve the amendment to the following articles of the Company Bylaws: article 20. Notice of meeting; article 21. Form and content of the notice of meeting; article 29. Shareholders’ right to information; article 31. Adoption of resolutions; article 40. Board meetings and notice of meetings; and article 41. Quorum and adoption of resolutions, to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August, partially reforming the Corporate Enterprise Act and incorporating Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, which will thus be drafted as follows:

Article 20. Notice of meeting.

General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.

If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must also convene a General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

Likewise, in the period and form established by law, shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda in the notice of meeting for the General Meeting being convened.

Article 21. Form and content of the notice of meeting

Annual and extraordinary General Meetings must be convened by means of an announcement published in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the announcement.

The announcement will indicate the date, time and place of the General Meeting at first summons and its agenda, which will contain all the matters that the Meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second summons may also be stated in the announcement.

At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The Board of Directors may consider the technical media and legal bases that enable and guarantee remote attendance at the General Meeting. When convening each General Meeting, it may evaluate the possibility of organising attendance over remote media.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the seventh day before the General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report.

The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

During the General Meeting, Company shareholders may verbally request any information or clarification that they deem advisable regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholders’ right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

Directors will be obliged to provide the information requested under the provisions of this article, except when the Chairman deems that making the information requested public may be detrimental to the Company’s best interests, in the manner determined in the General Meeting Regulations.

Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 31. Adoption of resolutions.

At annual and/or extraordinary General Meetings, resolutions will be adopted with the majorities required by law and by these Company Bylaws.

Each voting share will confer the right to one vote on the holder present or represented at the General Meeting.

Shareholders who are not up to date in the payment of capital calls will not be entitled to vote, but only with regard to the shares whose capital calls have not been paid. Nor will holders of shares without voting rights.

Shareholders may grant voting proxy or vote by postal correspondence, e-mail or any other remote communication media, provided that the voter’s identity is duly guaranteed, in accordance with the General Meeting Regulations.

The Board of Directors may draw up suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements established by law.

Article 40. Board meetings and notice of meetings.

The Board of Directors will meet whenever the Chairman or the Executive Committee deem fit, or at the request of at least one quarter of the directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the Company offices are registered if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Article 41. Quorum and adoption of resolutions.

The Board of Directors will be validly constituted when the majority of its members are present or represented.

Resolutions will be adopted by an absolute majority of votes cast in person or by proxy, except as provided under articles 45 and 49 of these Company Bylaws.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border activity and other matters relating to the legal regime of financial institutions, the Bylaw amendments proposed are conditional on obtaining the authorisation from the government administration mentioned in article 8.1 of the aforementioned Royal Decree, unless such authorisation is not necessary pursuant to the stipulations in said regulation.

7.2. Approval of the amendment to article 53 of the Company Bylaws on the Allocation of profit or losses and the inclusion of a new article 33 bis regarding Directors’ remuneration; and consequently, determination of the annual allocation.

In order to amend the Bylaw provisions on remuneration of non-executive directors in Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), to approve the following amendments to the Bank’s Company Bylaws, which will be applicable as of 2012, inclusive, expressly stating that this does not imply any amendment to the rules for the remuneration of BBVA executive directors, which will continue to be regulated by article 50 bis of the Company Bylaws.

1.- Amend article 53 of the BBVA Company Bylaws, which will thus be drafted as follows:

Article 53. Allocation of profits or losses.

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

Once the perquisites established by law or in these Company Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.- Include a new article 33 bis in the BBVA Company Bylaws, worded as follows:

Article 33 bis. Remuneration.

Directorships will be remunerated.

The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of Directors may reduce it in years when it deems fit.

Additional to this allocation, the directors’ remuneration may also comprise the delivery of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a General Meeting resolution, expressing, as forthcoming, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of these Company Bylaws with the amount and conditions determined by the Board of Directors.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border transactions and other matters relating to the legal rulings for financial institutions, the Bylaw amendments proposed are conditional on obtaining authorisation from the government administration as mentioned in article 8.1 of said Royal Decree.

Likewise, propose to the General Meeting in respect of the provisions of the new article 33 bis of the Company Bylaws, to establish the amount of the overall annual allocation that the Bank may pay to all its directors as a whole for their directorship at €6,000,000. This amount will remain in force until the General Meeting resolves to amend it. The figure expressly excludes the remuneration of the Bank’s executive directors, which will be regulated by article 50 bis of the Company Bylaws.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

To approve the amendment to the following articles of the General Meeting Regulations: article 5. Publication of the notice of meeting: article 6. Shareholders’ right to information prior to the General Meeting; article 8. Voting and proxies over remote communication media; article 9. Proxies for the General Meeting; article 10. Public call for proxy; article 18. Organisation of General Meetings; article 19. Voting the resolution proposals; and article 23. Publicizing the resolutions; and inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals in order to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August, partially reforming the Corporate Enterprises Act and the incorporation of Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, and to adapt it to the wording of the Company Bylaws, whose amendment is also being proposed under agenda item seven. The articles whose amendment is proposed will thus be drafted as follows:

ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the Company website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

The information requested pursuant to this article will be provided to the applicant in writing, within the period remaining before the date of the General Meeting, through the Shareholders Help Desk, except in the following cases:

(i)	Should the request fail to comply with the deadline and scope determined by law and in these Regulations.

(ii)	Should the Chairman deem that publishing the data requested by shareholders representing less than 25% of the share capital could damage corporate interests.

(iii)	Should the applicant have proceeded in clear abuse of law.

(iv)	Should provisions of law or of the Bylaws or court or government rulings so establish.

(v)	When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of Frequently Asked Questions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

ARTICLE 8. REMOTE VOTING AND PROXIES

Pursuant to the Company Bylaws, shareholders may grant voting proxy or vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

Shareholders voting remotely will be counted as in attendance for the purposes of constituting the quorum for the General Meeting.

Remote votes may be submitted using the form that the Company establishes for remote voting, which may be incorporated into the attendance card.

Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholder Helpdesk or any BBVA branch office, requesting it to issue a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent to the Shareholder Helpdesk by registered post with receipt to be processed and counted. The information on postal voting will be disseminated on the Company website.

Postal votes must be received by the Shareholder Helpdesk at least 24 hours before the date on which the General Meeting is scheduled at first summons in order to leave enough time for them to be processed. Postal votes received after this deadline will not be counted.

Shareholders wishing to vote by e-mail will follow the procedures the Company establishes pursuant to law and any regulations published for such purpose, with the technical media available at any time. Shareholders will be provided with information on this over the Company website.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void. Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

ARTICLE 10. PUBLIC CALL FOR PROXY

The public call for proxy must always be made pursuant to law.

The document recording the proxy must contain or be attached to: the agenda; the request for voting instructions; and indication of which way the proxy will vote in the event of no precise instructions being imparted.

When there is a public call for proxy, the representative may not vote with the shares represented on those agenda items in which he/she has a conflict of interest, unless the shareholder represented has imparted precise voting instructions for each one of such items and without prejudice to the possibility of appointing another representative for such an event.

There may be a conflict of interest on the grounds established in applicable legislation. The director will always be deemed to have a conflict of interest regarding the following resolutions:

•	His/her appointment, re-election or ratification as director.

•	His/her dismissal, termination or separation as director.

•	Shareholder demand that the Company take legal action against him/her.

•	Approval or ratification, where applicable, of Company transactions with the director in question, companies said director may control or represent or persons acting on his/her account.

When the directors file a public call for proxy, the voting rights corresponding to the shares represented will be exercised by the Chairman of the General Meeting, unless otherwise indicated in the document recording the proxy. Unless shareholders granting proxy expressly indicate otherwise, they will be deemed to impart precise instructions to vote in favour of the proposals filed by the Board of Directors in each General Meeting.

The proxy may also include those items that, although not included on the agenda in the notice of meeting, the law allows the General Meeting to deal with. It is considered that unless the shareholder expressly indicates otherwise, they will be deemed to impart precise instructions to vote against such proposals.

Public calls for proxy may also be made over electronic media in compliance with the prevailing regulations at any time.

ARTICLE 18. ORGANISATION OF GENERAL MEETINGS

The proposals of resolutions submitted by the Board of Directors will next be read out loud, verbatim or in summary, unless the General Meeting itself deems such reading unnecessary.

Should the General Meeting be held with the presence of a notary public, the corresponding proposals of resolutions will be delivered to him/her by the Secretary for their due recording in the minutes.

After any speeches that may be established by the Chairman of the General Meeting, the floor will be given to the shareholders to ask questions, request information and clarification regarding the matters on the agenda or verbally request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. They may also file proposals that the law allows them to submit to the General Meeting even if they do not appear on the agenda.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders wishing to speak will identify themselves with their full name and the number of shares that they own or represent. If they wish a verbatim record of what they say to be included in or attached to the General Meeting minutes, they must deliver it, in writing and signed, to the Secretary of the General Meeting or to the Notary Public, as applicable, prior to taking the floor.

The question and answer period will be opened in the manner established by the Chairman of the General Meeting who, in consideration of the circumstances, may determine the amount of time allotted to each speaker. The Chairman will try to ensure that the same time is allotted to each. However, the General Meeting Panel may:

i)	Extend the time initially allotted to each shareholder to speak, when the nature of the shareholder’s intervention leads them to deem this timely.

ii)	Request speakers to clarify or expand on questions they have brought up that they do not deem to have been sufficiently explained, in order to clearly discern the content and subject matter of their proposals or statements.

iii)	Call speakers to order when they over-run time, or when the smooth running of the General Meeting may be jeopardised. They may also withdraw their right to speak.

Once the shareholders question time has ended, the matters raised will be answered. The information or clarification requested will be given by the Chairman or, where applicable and at the Chairman’s behest, by the President & COO, another Director or any other employee or third party expert on the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information will be facilitated in writing within seven days after the General Meeting is adjourned.

The directors will be obliged to provide the information requested in the terms described in the previous paragraphs, except in the cases established in article 6 of these Regulations.

This article notwithstanding, the Chairman, in performance of her/his duties, may order the General Meeting to be run in the manner deemed most suitable, amending the established protocol as demanded by any time or organisational constraints that may arise.

ARTICLE 19. VOTING THE RESOLUTION PROPOSALS

The proposed resolutions relating to the matters comprising the agenda will then be voted, following the indications of the General Meeting Panel.

Should any other matter be brought up during the General Meeting that does not legally have to be included on agenda and that must be voted, the voting will proceed in the same manner.

If, pursuant to law and these Regulations, shareholders have filed alternative proposals on the items included in the agenda, these will be put to vote after the proposal filed by the Board of Directors. Once a proposed resolution has been adopted, all the others relating to the same matter and incompatible with the resolution adopted will automatically be invalidated without need to put them to vote. The General Meeting Panel will report on this to the Meeting.

To facilitate the voting process, the Panel will ask any shareholders wishing their abstention, negative vote or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Panel for such purpose, indicating the procedures they must follow.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Should the minutes be taken by a notary public, the declarations mentioned above will be made before that notary.

In principle and although other systems may be used to count votes, the following procedure will be followed:

When voting on proposed resolutions relating to agenda items, the negative subtraction method will be used. For such purposes, all the shares present and/or represented will be deemed to vote in favour of the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining will be subtracted from their number.

When voting proposed resolutions relating to matters not included on the agenda, the positive subtraction method will be used. For such purposes, all the shares present or represented will be deemed to vote against the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining will be subtracted from their number.

Financial intermediaries whom the Company deems to be duly accredited as such, who legitimately appear as shareholders but act on the account of various clients, may issue their votes fractioned in accordance with their clients’ instructions and may vote in different ways according to the instructions given by each client.

ARTICLE 23. PUBLICIZING THE RESOLUTIONS

Resolutions that may be filed at the Companies Registry will be registered there, and the applicable legal provisions on publicising corporate resolutions will be met. However, on the same day as the General Meeting is held or the working day immediately after, the Company will also submit the resolutions adopted to the CNMV (securities exchange authority) by filing the relevant event report. The transcription of the resolutions and the outcome of the ballots will also be published on the Company website within the periods established by applicable legislation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2012. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; filed under number S-0692 in the official registry of account auditors in Spain, and in the Madrid Companies Registry under volume 13,650, folio 188, section 8, sheet M-54414.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive Committee or the director(s) it deems pertinent or the Company & Board Secretary, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this General Meeting, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Ministry of Economic Affairs & Competitiveness, the Ministry of the Treasury and Public Administration Affairs, the CNMV (securities exchange authority), the entity charged with recording book entries, the Companies Registry and any other public- or private-sector bodies. To such ends, they may (i) establish, interpret, clarify, complete, develop, amend, remedy errors or omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions, without any need to consult again with the General Meeting; (ii) draw up and publish the announcements required by law; (iii) place the aforementioned resolutions on public record and grant any public and/or private documents they deem necessary or advisable for their implementation; (iv) deposit the annual accounts and other mandatory documentation at the Companies Registry and (v) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ELEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

Approve, on a consultative basis, the Annual Report on the Remuneration Policy of the Board of Directors, whose transcription has been made available to shareholders together with the rest of the documents relating to the General Meeting since the notice of meeting was published.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

DIRECTORS’ REPORTS

1.	Report regarding agenda item three

2.	Report regarding agenda item four, sections 4.1 and 4.2.

3.	Report regarding agenda item five

4.	Report regarding agenda item seven

5.	Report regarding agenda item eight

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., pursuant to articles 286, 297.1.b) and 506 of the Corporate Enterprises Act (consolidated text approved under Royal Legislative Decree 1/2010, 2nd July) regarding the proposal to confer authority on the Board of Directors to increase share capital, up to a maximum of 50% of the Bank’s share capital at the time when the resolution is adopted, with powers to exclude the right of pre-emptive subscription, referred to under agenda item three of the General Meeting, convened for 15th and 16th March 2012 at first and second summons, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This report is filed by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank” ) pursuant to articles 286, 297.1.b) and 506 of the Corporate Enterprises Act (consolidated text approved under Royal Legislative Decree 1/2010, 2nd July, hereinafter the “Corporate Enterprises Act”) with respect to the proposed resolution to be presented to the General Meeting, regarding the conferral of authority on the Board of Directors to increase share capital on one or several occasions pursuant to article 297.1.b) of the Corporate Enterprises Act, with powers to exclude the right of pre-emptive subscription pursuant to article 506 therein.

1.- Applicable regulations

Article 297.1.b) of the Corporate Enterprises Act enables the General Meeting, with the requirements established for the amendment of the Company Bylaws, to confer authority to the directors to resolve to increase share capital, on one or various occasions, up to a specific figure, according to the timeliness and amount that they may decide, without first having to consult the General Meeting. These increases may in no event be greater than half the Company’s capital at the time of authorisation and must be implemented in the form of cash contributions within the maximum term of five years as of the General Meeting resolution.

In this respect, article 286 of the Corporate Enterprises Act establishes the requirement for amendment of the Company Bylaws that the directors draft a written report substantiating the proposal.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 506 of the Corporate Enterprises Act establishes that, in listed companies, when the General Meeting confers on directors the authority to increase share capital, it may also empower the Board of Directors to exclude the right of pre-emptive subscription over the share issues that are subject to the authority, should the Company’s best interests so require. To such effects, the Notice of Meeting containing the proposal to confer authority on the directors to increase share capital must also contain express reference to the proposal to exclude the right of pre-emptive subscription. Likewise, once the General Meeting has been called, shareholders will have access to a report from the directors substantiating the grounds for the conferral of such authority.

Likewise, pursuant to article 506.3 of the Corporate Enterprises Act, on the occasion of each increase resolution made under this authority, a report must be drafted by the directors and another by the accounts auditor as required by article 308 of the Corporate Enterprises Act. These reports must refer to each specific increase and will be made available to shareholders and notified to the first General Meeting to be held after the increase resolution.

2.- Description of the proposal to confer authority to increase share capital

The proposal is presented to the General Meeting to confer authority on the Board of Directors to resolve on the Bank share capital increase, on one or various occasions, up to a maximum nominal amount equal to half the share capital on the date of the General Meeting authority.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The capital increases made under such authority will be effected by issuing and placing new shares. These shares may have voting rights or not, may be ordinary or privileged shares or shares of any other kind permitted under law, including redeemable shares, whose countervalue will be cash contributions.

The authority granted also extends to establishing the specific terms and conditions of each share capital increase and the characteristics of the shares to be issued. This includes establishing that if the issue is undersubscribed, the capital will be increased by the amount of subscriptions paid up, pursuant to article 311 of the Corporate Enterprises Act, and re-drafting the Bylaw article on share capital and requesting the listing of the new shares.

The authority that is being proposed to the General Meeting will have a term of five years as of the date on which the General Meeting is held.

3.- Reasons for the proposal to grant authority to increase share capital

The grounds for this proposal are that it is advisable for the Company to have a mechanism, established under prevailing company law, that makes it possible to resolve on one or various capital increases without having to subsequently call and hold a subsequent General Meeting, provided such increase is always within the limits, terms and conditions that the General Meeting may resolve.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this respect, article 297.1.b) of the Corporate Enterprises Act provides a responsive and flexible instrument for funding that allows share issues that may be necessary or advisable to be made rapidly in the light of the Bank’s requirements and the regulatory situation, and the circumstance on the financial markets in which it operates its business.

In this sense, it must be taken into account that the different regulators are implementing a set of measures intended to create a regulatory framework that will reinforce the financial system as a whole, in order to strengthen the solvency of the financial entities and provide greater stability to markets and thereby restore confidence in them. Specifically, at European level, various measures have been adopted during 2011 to reinforce the capital requirements of credit entities, and additional measures are currently being debated in order to establish the specifications of this new regulatory framework which could require additional reinforcements in the future.

In view of this situation, it is deemed timely for BBVA to have this mechanism in place in order to be able to obtain the equity that may be necessary and be able to adequately meet the needs, where forthcoming, that may stem from the regulatory requirements from time to time.

Moreover, the current market conditions demand to have sufficient responsiveness of execution, as this has become a main factor in raising additional funding success and avoiding the delays and cost increases involved when it is necessary to take such transactions to the General Meeting.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The General Meeting has habitually conferred such authority and it has been used by the Board on repeated occasions over the last years to successfully meet the Bank’s capital requirements from time to time.

Thus, during 2011, various capital increases were made as well as increases charged to the authority conferred by the General Meeting, 11th March 2011, such that the BBVA Board of Directors deems it advisable to request the General Meeting for a further authority to increase share capital up to a maximum amount equal to 50% of the new share capital figure that the Bank currently has.

In view of the above, the Board of Directors considers that the authority conferred to it to resolve to increase share capital on one or various occasions up to the maximum permitted by law (50% of the capital at the moment of the authority), without prior consultation with the General Meeting, is an adequate and flexible mechanism that allows the Bank at any time to responsively and efficiently match its equity to any additional requirements that may arise.

Consequently, it is proposed that the General Meeting, in the terms permitted by article 297.1.b) of the Corporate Enterprises Act, confer a broad authority on the Board of Directors such that the Board may resolve at any time the issue conditions that are best suited to any needs that may arise and that cannot be determined at the present moment.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.- Reasons for the proposal to grant authority to exclude pre-emptive subscription rights

To ensure efficient use of the authority conferred on the Board of Directors to increase capital, in many cases the speed and the selection of the origin of the funding becomes important, as the availability of funding is sometimes limited in time and immediate. It thus may be necessary to exclude pre-emptive subscription rights to achieve the objective of maximising corporate interests, which the Board of Directors consider to be of primary importance.

Likewise, due to the current economic climate making capital issues with pre-emptive subscription rights, as became clear in recent capital transactions carried out by several European financial institutions, would require high discounts against the listed price of the shares in the offering, since if no such discounts are made, there would be insufficient demand to cover such transactions. These high discounts mean lesser efficiency in raising capital, which means that the corporate interests cannot be efficiently safeguarded.

Thus, it is proposed that, along with the authority to resolve on one or several occasions to increase the share capital, the Board of Directors also be conferred authority to exclude the pre-emptive subscription rights on the shares issued under said authority, pursuant to article 506 of the Corporate Enterprises Act.

Only the Board of Directors may estimate at any time whether the exclusion of pre-emptive subscription rights is proportional to the benefits that the Company will obtain in the final instance, and that consequently, excluding rights will be in the best interest of the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, although article 506 of the Corporate Enterprises Act allows delegation of the authority to exclude the pre-emptive subscription rights over all the issues made under the authority of article 297.1.b) of the Act (ie, up to 50% of the share capital), the Board of Directors deems it more suitable, in line with the international tendencies and recommendations on best practices in the market, and in order to foster the protection of shareholders’ interests, to limit this authority to a maximum of 20% of the BBVA share capital at the time when the authority is conferred.

In any case, the conferral of this authority does not necessarily imply that each capital increase made against the authorised capital must be carried out excluding pre-emptive subscription rights. It is possible that capital increases will be made with pre-emptive subscription rights under that same authority.

In any event, the authority to exclude pre-emptive subscription rights may only be exercised in those cases when the corporate interest so requires and providing the nominal value of the shares to be issued plus, where applicable, the issue premium, correspond to the fair value. The fair value is deemed to be the market value, which unlike shown otherwise, will be presumed to be the quoted price on the official trading.

Likewise, on the occasion of each resolution to increase capital with exclusion of pre-emptive rights made under this authority, a report must be drafted by the directors and another by the accounts auditor as required by article 308 of the Corporate Enterprises Act. These reports must make reference to each specific issue and will be made available to shareholders and notified to the first General Meeting to be held after the increase resolution.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5.- Proposed resolution

The full text of the proposed resolution conferring authority on the Board of Directors to resolve to increase share capital and exclude the right of pre-emptive subscription, pursuant to articles 297.1.b) and 506 of the Corporate Enterprises Act, which is submitted to approval by the General Meeting, is as follows:

1.	“To confer authority on the Board of Directors, with powers as broad as may be necessary by law, and pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, during the legally established period of five years as of the date on which this General Meeting is held, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board resolves, by issuing new ordinary or privileged shares, with or without voting rights, or shares of any other kind permitted by law, including redeemable shares, with or without an issue premium; the countervalue of said shares comprising cash considerations. The authority includes the establishment of the terms and conditions of the capital increase, determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To attribute the power to the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Corporate Enterprises Act. This power will be limited to the capital issues made under this resolution up to the maximum amount equivalent to 20% of the Company’s share capital on the date of this authorisation.

Likewise, to attribute to the Board of Directors powers to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted; and to establish that, should the issue be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Corporate Enterprises Act; and to redraft article 5 of the Company Bylaws.

All this will be done pursuant to applicable legal and Bylaw provisions at any time, and is conditional on obtaining due permits.

2.	To request the competent Spanish and non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed at the time of each capital increase to allow trading of the new shares, provided they comply with applicable regulations. The Board of Directors is hereby authorised, with express powers to delegate this authority, to grant any documents and engage in any acts that may be necessary to such end, including any action, statement or arrangement to achieve the listing of the shares represented by ADS’s for trading, with the competent authorities of the United States of America or any other competent authority.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for delisting of the securities, this will adopted pursuant to the formal requirements under applicable regulations and, in such case, the interest of shareholders opposing or not voting in favour of this will be guaranteed, in compliance with the requirements established under the Corporate Enterprises Act, the Securities Exchange Act and other applicable regulations.

3.	To confer authority on the Board of Directors to delegate the authority conferred by this General Meeting relating to the foregoing resolutions to the Executive Committee, with express powers to delegate them; to the Chairman of the Board of Directors; to the Chief Operating Officer; or to any other director or proxy of the Company.”

Madrid, on the first day of February two thousand and twelve

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act (consolidated text, adopted by Royal Legislative Decree 1/2010, 2nd July) regarding the proposed resolutions to make a capital increase to be charged to reserves and conferral on the Board of Directors of authority to set the date of the capital increases referred to in agenda items 4.1 and 4.2 scheduled for 15th and 16th March 2012 at first and second summons, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This report is filed by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank”) pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act (consolidated text adopted under Royal Legislative Decree 1/2010, hereinafter, the “Corporate Enterprises Act”) regarding the proposed resolutions presented to the General Meeting to increase capital with a charge to reserves pursuant to article 303 of the Corporate Enterprises Act and to confer on the Board of Directors the authority to set the date of the capital increases pursuant to article 297.1.a) of the Corporate Enterprises Act.

1.- Applicable regulations

Article 296 of the Corporate Enterprises Act establishes that any resolution to increase share capital must be resolved by the General Meeting with the requirements established by the amendment of the Company Bylaws.

Article 297.1.a) of the Corporate Enterprises Act allows the General Meeting, with the requirements established for amending the Company Bylaws, to confer authority to the directors to set the date on which the already adopted resolution on the share capital increase will be implemented by the amount resolved, and to establish the terms and conditions for the increase insofar as these are not included in the General Meeting resolution. The term during which this delegated authority may be used cannot exceed one year.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this respect, article 286 of the Corporate Enterprises Act establishes the requirement that, in order to amend the Company Bylaws, directors must draft a written report substantiating the proposal.

Article 303 of the Corporate Enterprises Act establishes that when the capital increase is charged to reserves, unrestricted reserves, share-premium reserves and the legal reserve (over and above 10% of the capital already increased) may be used, for which a balance sheet approved by the General Meeting reflecting a date between the six months immediately prior to the resolution to increase capital, verified by the Company auditors will serve as a basis for the resolution.

2.- Description of the transaction

During 2011, a system of shareholder remuneration called the Dividend Option (the “Dividend Option”) was successfully implemented as it was approved by the General Meeting held on 11th March 2011. Under this system, BBVA offered its shareholders the possibility of receiving part of their remuneration in free of charge shares, whilst in all cases maintaining the possibility that the shareholder may choose to receive the entire remuneration in cash.

In view of the success of the Dividend Option programme, which was taken up by 79.74% and 91.01% of the shareholders in the two executions of the programme carried out in April and October 2011, respectively, BBVA intends to once again offer its shareholders the possibility of receiving part of their remuneration in free of charge shares, maintaining the option to receive it in cash through the aforementioned Dividend Option (the “Proposal”).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As in 2011, the Proposal has been structured by two share capital increases charged to reserves coming from undistributed earnings (each of them, an “Increase” or a “Capital Increase” and both together, “Increases”) which are submitted to the approval of the Annual General Meeting under agenda item 4.1 and 4.2.

Although both Increases pursue the stated objective, each one of them is independent of the other, such that either one will be executed on different dates and one or other or both may not be executed, in view of the requirements of the Company and corporate interest, thereby becoming null and void.

On the date when it is resolved to execute a Capital Increase:

(a)	The Bank’s shareholders will receive one free allocation right for each BBVA share that they hold. These rights will be negotiable on the Spanish securities exchanges during a minimum period of 15 calendar days. Once this period has elapsed, the rights will be automatically converted into newly issued Bank shares, which will be attributed to their holders. The number of rights necessary for the allocation of one new share and the number of shares to be issued will depend, amongst other factors, on the reference price of the Bank shares, calculated as the arithmetic mean of the average weighted price of BBVA shares on the Continuous Market (Sistema de Interconexión Bursatil Español) over five (5) trading days prior to the date of the resolution to implement the corresponding Increase (the “Listed Price”) and the reference market value of this Increase, pursuant to the procedures established in the proposed resolutions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(b)	The Bank will undertake an irrevocable commitment to purchase the free allocation rights at a fixed price (the “Purchase Commitment”). This fixed price will be calculated prior to the trading period for the free allocation rights, and will depend on the Listed Price (such that the purchase price for any right committed will be the result of dividing the Listed Price by the number of rights necessary to receive one new share plus one). In this manner, the liquidity of all shareholders’ rights is guaranteed, allowing them to thus receive their remuneration in cash.

Consequently, when each Increase is carried out, BBVA shareholders will have the option, at their own free choice to 1:

(a)	Not transfer their free allocation rights. In this case, at the end of the negotiation period, the shareholder will receive the number of new free of charge shares to which they are entitled.

[1]	The options available for Bank shareholders whose holding is in ADS’s may entail specificities that differ from the options described here.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(b)	Transfer all or some of their free allocation rights to BBVA under the Purchase Commitment. In this manner, shareholders will receive all or part of their remuneration in cash at the guaranteed fixed price instead of receiving free of charge shares.

(c)	Transfer all or some of their rights of free allocation on the market. In this case, shareholders may also receive their remuneration in cash, but at the listing price of the rights at that time and not at the guaranteed fixed price established pursuant to the Purchase Commitment.

With this proposal, shareholders are once again given access to a remuneration system under which they may opt to receive their remuneration in cash or in BBVA shares, in line with the tendency that is being put into practice by other entities on the domestic and international markets.

The execution of the Increases will be combined with the corresponding resolutions to pay 2012 interim dividends which may be adopted by the Board of Directors as a function of the earnings obtained, the market situation and the regulatory framework during the year, always aiming to optimise the Company’s’ best interest.

3.- Grounds for the Proposal

As indicated above, during 2011, BBVA successfully implemented a system of shareholder remuneration called the Dividend Option. Under this system, BBVA offered its shareholders the possibility of receiving part of their remuneration in free of charge shares. It was taken up by a large number of shareholders on the two occasions on which the programme was executed, in April and in October 2011, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This type of remuneration has been implemented by the majority of major financial institutions in the domestic and international markets, and other large listed companies, as it reinforces companies’ solvency ratios without altering shareholders’ returns, becoming a widely accepted remuneration system in the market.

Given that it is a mechanism that benefits the Company, improving its equity whilst at the same time maintaining shareholders’ remuneration, and the success of the Dividend Option during 2011, the Board of Directors deems it timely to once again offer its shareholders this remuneration system.

With this Proposal, BBVA aims to enhance the remuneration of its shareholders and make it more flexible, offering them an alternative that, whilst in no way limiting their possibility of receiving all of the annual remuneration in cash if they choose to, they can receive Bank shares under the applicable tax regulations for the delivery of free of charge shares that is described below.

Thus, the purpose of the Proposal being submitted to the Annual General Meeting is to once again offer all the Bank shareholders a mechanism that makes it possible to reinforce the Company’s solvency without thereby altering the BBVA policy of paying out dividends in cash. The Proposal is in line with the success obtained by the Dividend Option during 2011 and with more efficient and flexible remuneration policies implemented by other domestic and international banks, combining the interest of its shareholders with the Company’s interests.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

4.- Example of how the Proposal works

In order to make it easier to understand how the Dividend Option might work, an example is given below of a simulated application of the formula included in the proposed resolutions that are being submitted to the General Meeting. The outcome of these calculations is not representative of any necessarily occurring in reality when each Increase is executed, as this will depend on the many variables used in the formula.

For the purposes of this example, we start with the following data (employing the names contained in the proposed resolutions):

•	Reference Market Value (RMV) 600,000,000 euros, assuming that the corresponding RMV were to be finally determined at this amount.

•

Example of the Reference Price (RP): if we take the example of a RP at €6.70, assuming that this is the amount that corresponds to the arithmetic mean of the average weighted prices of the BBVA share on the Sistema de Interconexión Bursatil Español (Continuous Market) over the five (5) trading sessions prior to the date on which it is resolved to execute the Increase in question.

•	Total number of old BBVA shares (NOS): 4,903,207,003. This number may vary, depending on the capital transactions carried out.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With these data:

The number of allocation rights (NAR) would be equal to the result of the following formula, rounding up to the next whole number: RP x NOS/ RMV, ie, 55 rights for the allocation of one new share.

By virtue of this, the maximum number of new shares to be issued would be the outcome of the following formula, rounding down to the next whole number: NOS / NAR, ie, 89,149,218 new shares.

In such case, the Purchase Price that BBVA guarantees for each right would be equal to the result of the following formula (rounded off to the closest thousandth of a euro and, in the event of the figure being half of a thousandth of a euro, up to the next whole thousandth): RP / (NAR + 1), ie, €0.120 per right.

Consequently, in this example, the maximum number of new shares to be issued would be 89,149,218 ordinary shares with a nominal value of €0.49 each. This would mean a maximum nominal value of €43,683,116.82, which would make it necessary to have 55 free allocation rights to receive one new free of charge share and BBVA would undertake to buy the free allocation rights at a price of €0.120 per right.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Thus, if a shareholder owned 1,000 shares, they would receive 1,000 free allocation rights and would have the following options:

1.	To subscribe up to a maximum of 18 shares in exercise of 990 of their 1,000 free allocation rights, selling (either on the market or to BBVA) the remaining 10 rights or going onto the market to purchase the 45 rights needed to subscribe an additional share.

2.	To sell the 1,000 free allocation rights to BBVA under the BBVA Purchase Commitment, receiving a net cash sum of €94.80 after the 21% mandatory withholding.

3.	To sell the 1,000 free allocation rights on the market, obtaining the full proceeds of the trade, without any tax withholding on the sale.

4.-	Any combination of the above (exercise part of their free allocation rights, receiving the corresponding shares, and sell the remaining rights to BBVA under the Purchase Commitment and/or on the market).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5.- Tax regulations

In general and pursuant to the criteria manifested by the Tax Department (Dirección General de Tributos) in answer to various binding queries, the tax regulations applicable in Spain for the shareholders will be as follows:

For tax purposes, the distribution of the shares created by each Capital Increase will be treated as a delivery of free of charge shares and therefore they will not be considered as income for the purpose of Spanish income-tax (IRPF), corporate income tax (IS) or income tax on non-residents (IRNR) regardless of whether the latter have a permanent establishment in Spain.

The purchase value of new shares received as a consequence of a Capital Increase or of the shares from which they originate shall be the total cost divided by the number of shares whether old or newly issued. The seniority of such free of charge shares will be the same as those from which they originate.

If shareholders sell the rights of free allocation on the market, the amount obtained from the transfer of such rights will be subject to the following tax regimes:

•

In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of free allocation rights on the market will receive the same treatment as pre-emptive subscription rights. Therefore the amount obtained from the transfer of free allocation rights reduces, for tax purposes, the acquisition value of the shares originating from such rights in accordance with article 37.1.a) of Act 35/2006, 28th November, on personal income tax.

Thus if the amount obtained in the transfer exceeds the acquisition value of the shares from which they originate then the difference will be considered a capital gain of the transferor in the tax period in which the transfer takes place.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

In the case of company tax (IS) and the IRNR, when the transaction entails mediation of a permanent establishment in Spain, in so far as it completes a complete mercantile cycle, tax will be payable in accordance with the applicable rules.

If the holders of free allocation rights decide to take up the Purchase Commitment, the tax treatment of the amount obtained in the transfer to the Bank of the rights of free allocation, received as a shareholder or acquired in the market, will be equivalent to the tax on dividends distributed directly in cash and therefore subject to the corresponding withholding tax.

Nonetheless the amount obtained from a transfer, during the same year, of the commitment to repurchase rights acquired in the market will not benefit from the exemption, up to €1500 per year, that is part of the current rules for dividends (because the rights are acquired less than two months prior to the payment of the above amount, which is taken to be the time of transfer).

Furthermore and in these cases (rights acquired in the market), the transfer generates an asset loss equal to the difference between the cost of acquisition of the rights and their transfer value, which in this case will be zero.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.- Conferral of authority and execution of each Increase

It is proposed to confer authority on the Board of Directors, empowering it to in turn delegate the authority on: the Executive Committee, with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the date on which each Increase resolution to be adopted by the Annual General Meeting must be implemented, and to set the conditions for each Capital Increase insofar as this is not established by the General Meeting, all this in accordance with article 297.1.a) of the Corporate Enterprises Act. Notwithstanding the foregoing, should the Board of Directors not deem it advisable to execute any Capital Increase, it will not be obliged to execute it, and it must report on this to the first General Meeting held after the period established for its execution has elapsed. In particular, in order to resolve to execute each of the Increases, it may analyse and take into account among the market conditions, among other factors, and, with respect to the second Increase, the take-up of the first Increase, should it have been executed.

When the Board of Directors decides to execute the Proposal, and therefore carries out an Increase and determines all those conditions not established by the General Meeting, the Bank will make such terms public. In particular and prior to the start of each period for free allocation, the Bank will publish pertinent documents with the number and nature of the shares and the grounds for the Capital Increase, in accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, 4th November, partially developing Act 24/1988, 28th July, on securities exchanges, or any regulations that may be applicable from time to time.

Finally, once the negotiation period for free allocation rights has ended, the allocation of the voluntary reserves will be formally recorded to the accounts to the sum of the corresponding Increase, which will be disbursed under said allocation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The corresponding resolutions to modify the Company Bylaws will also be adopted to reflect the new amount of share capital stemming from each Capital Increase and listing of the new shares will be requested.

7.- Proposed resolutions

The entire text of the proposed resolutions to issue capital against reserves and to authorise the Board of Directors to set the dates of such increases in accordance with articles 303 and 297.1.a) of the Corporate Enterprises Act, which will be submitted to the General Meeting, are as follows:

“4.1 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in stricT compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.

For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7.	Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.

Listing.- It is resolved to apply for listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market). Additionally, it is resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.

Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1) year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

(v)	To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(viii)	To draw up, sign and submit the appropriate issue documents to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix)	To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xiii)	To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in strict compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.

For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7.	Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

8.	Listing.- It is resolved to apply for listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market). Additionally, it is resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1) year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

(v)	To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and submit the appropriate issue documents to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix)	To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.”

Madrid, on the first day of February two thousand and twelve

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., pursuant to articles 414 and 511 of the Corporate Enterprises Act, regarding the proposed resolution to confer authority on the Board of Directors to issue subordinated bonds mandatorily convertible and/or exchangeable into shares of the Company itself with exclusion of pre-emptive subscription rights and increase share capital by the necessary amount, referred to under agenda item five of the General Meeting schedule for 15th and 16th March 2012, at first and second summons, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This report is filed by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank”) pursuant to articles 414 and 511 of the Corporate Enterprises Act (consolidated text, approved by Royal Legislative Decree 1/2010, 2nd July, hereinafter the “Corporate Enterprises Act”) regarding the proposed resolution presented to the General Meeting to confer authority on the Board of Directors to resolve to issue subordinated bonds mandatorily convertible and/or exchangeable into shares of the Company itself and to exclude pre-emptive subscription rights pursuant to article 511 of the Corporate Enterprises Act, and to increase share capital by the necessary amount to cover the conversion.

1.- Applicable regulations

Articles 414 and following of the Corporate Enterprises Act allow companies to issue bonds that can be converted into shares provided the General Meeting determines the bases and modalities of the conversion and resolves to increase the capital by the amount necessary.

For listed companies, article 511 of the Corporate Enterprises Act allows the General Meeting to delegate authority to the directors not just to issue convertible bonds, but also to exclude the pre-emptive subscription rights over the convertible issues that are subject to the authority when the corporate interest so requires.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To do so, the announcement of the Notice of Meeting in which the proposal to the General Meeting to confer on the Directors the authority to issue convertible bonds must also expressly mention the proposal to exclude pre-emptive subscription rights, and, once the General Meeting has been called, a Directors’ Report will be made available to shareholders substantiating the grounds for the proposed exclusion.

Likewise, at the time of each specific issue made under the General Meeting’s authority, a Directors’ Report will be necessary, explaining the conversion bases and modalities for the specific issue, and should it be resolved to exclude the pre-emptive subscription rights, giving a detailed substantiation of the grounds for such proposal. Moreover, the Directors’ Report must be accompanied by another report drafted by an accounts auditor other than the auditor of the Company accounts, appointed to do so by the Companies Registry. This must contain a technical judgement regarding the reasonableness of the data contained in the Directors’ Report and the suitability of the conversion ratio and, where applicable, its adjustment formulae to compensate possible dilution of the economic value of the shareholders’ holdings.

These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

2.- Description of the proposed conferral of authority to issue convertible and/or exchangeable bonds

It is proposed that the BBVA General Meeting confer authority on the Board of Directors to issue convertible and/or exchangeable bonds and exclude pre-emptive subscription rights under the following principal terms:

The securities to issue will be convertible and/or exchangeable into BBVA shares, for a maximum amount of twelve billion euros (€12,000,000,000),or its equivalent in any other currency.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The issue of securities convertible and/or exchangeable into Company shares under the authority may be implemented on one or several occasions within the maximum period of five years as of the date of the General Meeting.

The authority comprises the power to establish the different aspects and conditions for each issue.

The power to determine the conversion and/or exchange ratio, which may be fixed or variable, within the limits established below, and the timing of the conversion; whether the conversion and/or exchange of the securities is mandatory or voluntary, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or advisable for the issue.

If the issue is made at a fixed conversion and/or exchange ratio, the corresponding share conversion and/or exchange price may not be lower than whichever is higher of (i) the arithmetic mean of the closing prices of the Company shares on the Continuous Market over a period to be specified but not exceeding three months and not less than fifteen days prior to the date on which the issue of convertible and/or exchangeable securities is approved, and (ii) the closing share price on the Continuous Market the day prior to the date on which the issue of convertible and/or exchangeable securities is approved.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Should the issue be made with a variable conversion and/or exchange ratio, the share price for the conversion and/or exchange must be the arithmetic mean of the closing prices of the Company’s shares on the Continuous Market during a period to be determined, not exceeding three months and not less than five days prior to the conversion or exchange date with a premium or, as applicable, a discount on said price per share. The premium or the discount may be different for every date of conversion or exchange of each issue. However, if a discount is established on said price per share, it may not exceed 30%.

In no event may the value of the share for the effects of the conversion ratio for converting or exchanging the securities into shares be less than its nominal value.

Authority is also conferred to increase capital as much as may be necessary to meet applications for conversion or subscription with the limits that may be applicable, in force and available at any time, and to re-draft article 5 of the Bank’s Bylaws.

Finally, it is established that the Board of Directors have the power to exclude the pre-emptive subscription rights on the convertible bond issues that may be made under the authority, providing the corporate interest so requires.

As indicated above, at the same time as approving issue of securities under the authority proposed, the Board of Directors will issue a report detailing the specific bases and modalities for the conversion applicable to such issue. This will also be subject to the correlative report from the accounts auditors referred to in article 414 of the Corporate Enterprises Act.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.- Substantiation of the proposed conferral of authority to issue convertible and/or exchangeable securities

This proposed resolution presented to the BBVA General Meeting is based on the grounds that it is advisable for the Company to have a mechanism, established under prevailing company law, that makes it possible to resolve to issue convertible securities on one or various occasions without having to subsequently call and hold another General Meeting, albeit always within the limits, terms and conditions that the General Meeting may resolve.

The prevailing regulations provide a responsive, flexible instrument for funding that allows convertible securities issues that may be necessary or advisable to be made rapidly in the light of the Bank’s requirements and the regulatory situation and the circumstance on the financial markets in which it operates its business, without the need to hold a General Meeting beforehand.

Moreover, the current market conditions make it vital to have sufficient responsiveness of execution, as this has become a factor in determining the success in raising additional funding and avoiding the delays and cost increases involved when it is necessary to take such transactions to the General Meeting.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this manner, the Company is allowed to obtain funding and raise equity by issuing securities that can be converted and/or exchanged at the moment deemed most appropriate, according to the conditions at any time.

It must also be taken into account that the different regulators are implementing a set of measures at an international level intended to create a regulatory framework to strengthen the solvency of the financial entities, provide greater stability to markets and thereby restore confidence in them.

Specifically, at European level various measures have been adopted during 2011 to reinforce the capital requirements of credit entities, and additional measures are currently being debated in order to establish the specifications of this new regulatory framework which could require additional requirements in the future and could be covered by the issue of hybrid capital instruments such as convertible securities.

Thus, in November 2011, BBVA launched an issue of convertible bonds that has served to reinforce the Company’s solvency ratios in order to meet these new regulatory requirements implemented during 2011 at European level. Likewise, under the authority requested, issues could be made that comply with the new regulatory criteria on computability as Company equity in substitution of the traditional instruments of subordinated debt and preferred securities that, under Basel III standards, will gradually lose eligibility as of January 2013.

In view of the current regulatory framework and the situation in the financial markets, it is considered necessary to have the broadest range of instruments available to the Bank to allow it to most efficiently take advantage of any opportunity that may arise to obtain market funding, and to meet any possible requirements that may ensue from this new regulatory framework for recapitalisation and reinforcement of the equity capital of financial institutions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, under the authority conferred by the General Meeting in 2008 to issue convertible and/or exchangeable securities to a maximum sum of nine billion euros (€9,000,000,000), over a 5-year period, an issue of convertible bonds was made with high demand from investors in 2009, as well as the aforementioned November 2011 issue, for an overall amount of five billion, four hundred and thirty million, two hundred euros (5,430,000,200).

Given the above, the Board of Directors considers that the conferral of authority for it to resolve on one or several occasions to issue convertible and/or exchangeable securities to a maximum sum of twelve billion euros (€12,000,000,000) is a suitable and flexible mechanism to ensure that the Bank may responsively and efficiently obtain funding on the market at any time and match its equity capital to the additional requirements that may arise, in the most convenient manner.

4.- Reasons for the proposal to grant authority to exclude pre-emptive subscription rights

To ensure efficient use of the authority conferred on the Board of Directors to issue convertible securities, in many cases the speed and the selection of the origin of the funding becomes important. The availability of funding is sometimes limited in time and immediate. It thus may be necessary to exclude pre-emptive subscription rights as not to do so could undermine the objective of maximising corporate interests, which the Board of Directors consider to be of primary importance.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, the power to exclude pre-emptive subscription rights may serve to cover specific transactions, such as the substitution of traditional instruments of subordinated debt and preferred securities by instruments that comply with the new regulatory criteria for computability as Company equity. Thus, it will be necessary to target the issue of new instruments to holders of old instruments, as done in the convertible bond issue made in November 2011, and it will be necessary to exclude the pre-emptive subscription rights.

It is therefore proposed that, along with the authority to resolve on one or several occasions to issue convertible and/or exchangeable securities, the Board of Directors also be conferred authority to exclude the pre-emptive subscription rights on the shares issued under said authority, pursuant to article 511 of the Corporate Enterprises Act.

Only the Board of Directors may estimate at any time whether the exclusion of pre-emptive subscription rights is proportional to the benefits that the Company will obtain in the final instance, and that consequently, excluding the pre-emptive subscription rights will be in the best interests of the Company.

In all cases, the conferral of this authority does not necessarily imply that each convertible bonds issue made against the authorised capital must be carried out with exclusion of pre-emptive subscription rights. It is perfectly possible that issues will be made with pre-emptive subscription rights under that same authority.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It must be emphasised that the authority to exclude pre-emptive subscription rights may be exercised in those cases in which corporate interest so requires and which, at the same time as approving the issue, the directors must issue a report providing substantial ground for excluding the pre-emptive subscription rights. This will be accompanied by an auditor’s report containing a technical judgement on the reasonableness of the data contained in the directors’ report and on the suitability of the conversion ratio and, where appropriate, its adjustment formulae, to offset possible dilution of the economic value of shareholders’ holdings.

These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

5.- List of availments drawn down by the Board of Directors against the authority conferred by the Annual General Meeting, 14th March 2008 under agenda item six

As indicated in the proposed resolution, the authority proposed to the General Meeting repeals the authority granted by the General Meeting, 14th March 2008 under agenda item six, insofar as this remains unavailed. It is stated that the Board of Directors availed said authority on the following occasions:

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

On 27th July 2009, the Board of Directors resolved to issue bonds convertible into newly issued BBVA shares up to a maximum sum of two billion euros (€2,000,000,000) and increase BBVA’s share capital by the amount necessary to cover the conversion orders, excluding pre-emptive subscription rights. BBVA made this issue on 30th September 2009 for the nominal total sum of two billion euros (€2,000,000,000), having converted all said bonds into newly issued BBVA shares last 15th July 2011. For the purposes of covering the bond conversion, a total of 273,190,927 new ordinary BBVA shares were issued, each with a nominal value of forty-nine euro cents (€0.49), of the same class and series as the remaining Bank shares.

On 22nd November 2011, the Board of Directors resolved to issue bonds convertible into newly issued BBVA shares up to a maximum sum of three billion, four hundred and seventy-five million euros (€3,475,000,000). The Board of Directors, on the same date, resolved to increase share capital by the amount necessary to cover the bond conversion, by issuing and placing on the market up to a maximum of 992,857,142 ordinary shares, each with a nominal value of €0.49, without prejudice to adjustments that may be made in compliance with anti-dilution measures.

The issue of convertible bonds was exclusively targeted at the retail preferred securities issued by BBVA Capital Finance, S.A.U. and BBVA International Limited, all guaranteed by BBVA within the framework of the purchase of said preferred securities filed by the Company, excluding therefore the shareholders’ pre-emptive subscription rights.

Finally, on 30th December 2011, by virtue of the subscription orders received, convertible bonds were issued to a total sum of three billion, four hundred and thirty million, two hundred euros (€3,430,000,200€).

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.- Proposed resolution

The verbatim text of the proposed resolution conferring authority on the Board of Directors to issue convertible and/or exchangeable securities and exclude the pre-emptive subscription rights pursuant to article 511 of the Corporate Enterprises Act, and to resolve to increase the share capital by the amount necessary for the conversion, in compliance with articles 414 and following in the Corporate Enterprises Act, which is presented to the approval of the General Meeting, is as follows:

“One.- Repealing the unavailed part of the authorisation conferred by the Annual General Meeting, 14th March 2008, under agenda item six, to confer authority on the Board of Directors to issue convertible securities and/or securities exchangeable for Company shares, subject to applicable legal provisions and after obtaining the necessary authorisations, pursuant to the following conditions:

1.	The issue of securities convertible and/or exchangeable for Company shares may be implemented on one or several occasions within the maximum period of five (5) years as of the date on which this resolution is adopted.

2.	The maximum amount of securities convertible and/or exchangeable for Company shares which will be resolved under this authorisation will be TWELVE BILLION EUROS (€12,000,000,000) or its equivalent in any other currency.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.	The authority to issue securities convertible and/or exchangeable for securities for Company shares will be extended to the following aspects and will also comprise the following powers:

i)	Establishment of the various aspects and conditions of each issue, including, but not limited to: determining the amount of each issue or tranche within an issue, always within the overall quantitative limit established; the place of the issue (in or outside Spain) and the currency or exchange, plus its equivalent value in euros when denominated in another currency; the type of securities and their denomination, whether they are bonds, including subordinated bonds, preferred securities, warrants or any other admissible by law; the date(s) of issue; the number of securities and their nominal value; the issue price; in the case of warrants and similar securities, the issue price and/or premium, the strike price (which may be fixed or variable) and the procedure, term and other conditions applicable to the exercise of the subscription or purchase right over the underlying shares; the form and conditions of the yield and the fixed or variable interest rate, the dates and procedures for payment of the coupon; whether the issue is in perpetuity or repayable, and if so, the repayment term and the maturity date; the reimbursement ratio, premiums and bundling, guarantees; whether to represent the issue in certificates or book entries; the regulations governing subscription; anti-dilution clauses; applicable legislation and, in general, any other condition for the issue. Also, where applicable, to appoint a commissioner and approve the fundamental rules governing the legal relations between the Bank and the syndicate of security-holders, should it be necessary to constitute such a syndicate.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii)	The power to increase capital as much as necessary to meet applications for conversion or subscription with the limits that may be applicable, in force and available at any time, and redraft article 5 of the Company Bylaws.

iii)	The power to exclude the pre-emptive subscription rights of shareholders, when this is necessary or when the Company’s best interest may require such exclusion. Whatever the case, pursuant to article 511 of the Corporate Enterprises Act, should the Board resolve to exclude the pre-emptive subscription rights over a specific issue that it may decide to implement under this authorisation, at the same time as the issue is approved, it will issue a report giving the grounds for proposing such exclusion, which will be subject of a parallel report from the auditor of the accounts referred to in articles 417 and 511 of the Corporate Enterprises Act. These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

iv)	The power to determine the conversion and/or exchange ratio, which may be fixed or variable, within the limits established below, as well as at the moment of conversion and/or exchange; whether the conversion and/or exchange of the securities is mandatory or voluntary, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or advisable for the issue.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

If the issue is made at a fixed conversion and/or exchange ratio, the corresponding share conversion and/or exchange price may not be lower than whichever is higher of (i) the arithmetic mean of the closing prices on the continuous market over a period to be specified but not exceeding three months and not less than fifteen days prior to the date on which the issue of convertible and/or exchangeable securities is approved, and (ii) the closing share price on the continuous market the day prior to the date on which the issue of convertible and/or exchangeable securities is approved.

Should the issue be made with a variable conversion and/or exchange ratio, the share price for the conversion and/or exchange must be the arithmetic mean of the closing prices of the Company’s shares on the Continuous Market during a period not exceeding three months and not less than five days prior to the conversion or exchange date, with a premium or, as applicable, a discount on said price per share. The premium/discount may be different for every date of conversion or exchange of each issue. However, if a discount is established on said price per share, it may not exceed 30%.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Should the issue be convertible and exchangeable, it may be established that the Company reserves the right at any time to choose between conversion into new Company shares or exchanging for shares already outstanding. It may also resolve to deliver a combination of new shares and shares outstanding, providing it respects the equal treatment of all holders of the securities that are being converted and/or exchanged on the same date.

For the purpose of conversion and/or exchange, the value of the share must never drop below its nominal value and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

Likewise, the valuation for conversion and/or exchange of securities into shares will be for their nominal value and may or may not include interest accrued but unpaid at the time of their conversion and/or exchange.

Two.- To request listing for trading of the convertible and/or exchangeable securities issued by the Bank under this authority, on official/unofficial, regulated/deregulated, Spanish/non-Spanish secondary markets. The Board of Directors is empowered to implement such procedures and actions as may be necessary or advisable to obtain approval from the competent authorities for listing on Spanish and other securities exchanges.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, list and delisting of the securities. Should application be made subsequently for delisting of the securities, the Company is committed to adopt the formal requirements under applicable regulations and, in such case, uphold the interests of shareholders opposing or not voting in favour, in compliance with the requirements established under the Corporate Enterprises Act, the Securities Exchange Act and other applicable regulations.

Three.- Likewise, to confer authority on the Board of Directors such that it may in turn delegate such authority from the General Meeting with respect to the preceding resolutions: to the Executive Committee, with express authority to in turn delegate them; to the Chairman of the Board of Directors; to the Chief Operating Officer; or to any other director or proxy of the Company.”

Madrid, on the first day of February two thousand and twelve

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., regarding the proposed amendment to the Company Bylaws included under agenda item seven of the General Meeting called for 15th and 16th March 2012 at first and second summons, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

OBJECTIVE OF THE REPORT

This report is filed by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”, the “Bank” or the “Company”) pursuant to article 286 of the Royal Legislative Decree 1/2010, 2nd July, approving the Consolidated Text of the Corporate Enterprises Act (the “Corporate Enterprises Act”), to substantiate the proposals submitted to the approval of the Annual General Meeting of Company Shareholders, scheduled for 15th March 2012 on first summons, and for 16th March 2012 on second summons, under its agenda item seven, relating to the amendment of certain articles in the Company Bylaws.

To make it easier for shareholders to understand the amendments being submitted to the General Meeting’s consideration, they are first offered an explanation of the aim and reasons for the amendment and then given the proposed resolution that is being submitted to the General Meeting, including the verbatim text of the proposed amendment.

To allow clearer comparison between the new wording of the articles being proposed for amendment and the current wording, an Annex is attached to this report, for information purposes, with a verbatim transcription of both, in two parallel columns, in which the right-hand column contains the changes that are being proposed so they can be seen against the currently prevailing text, which is set out in the left-hand column.

The proposed amendment to the Company Bylaws is presented in two separate blocks. The first relates to the articles whose amendment is proposed to adapt them to the Corporate Enterprises Act, in the drafting given in Act 25/2011, 1st August partially reforming the Corporate Enterprises Act and incorporating Directive 2007/36/EC on the exercise of certain rights of shareholders in listed companies, under agenda item 7.1.; and the second relates to the amendment of the remuneration system for BBVA directors, under agenda item 7.2.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.	SUBSTANTIATION OF THE BYLAW AMENDMENT PROPOSED UNDER AGENDA ITEM 7.1.:

The proposed amendment to the Company Bylaws being presented to the consideration of the Company General Meeting under agenda item 7.1. is intended to adapt them to the Corporate Enterprises Act, and in particular to the recent legislative amendments introduced under Act 25/2011, 1st August, partially reforming the Corporate Enterprises Act and the incorporation of Directive 2007/36/EC on the exercise of certain rights of shareholders in listed companies.

This reform of the Company Bylaws is supplemented with the reform of the BBVA General Meeting Regulations, which is proposed under agenda item eight, to which end the Board of Directors has filed a specific explanatory report.

To this end, it is deemed advisable for the corporate interests to propose the amendment of the following Bylaw articles to the BBVA General Meeting: Article 20. Notice of meeting; Article 21. Form and content of the notice of meeting; Article 29. Shareholders’ right to information; Article 31. Adoption of resolutions; Article 40. Board meetings and notice of meetings; and article 41. Quorum and adoption of resolutions.

In light of the above, an explanation is hereby included for each of the amendments proposed:

•	Proposed amendment of article 20 of the Company Bylaws regarding the notice of meeting.

The proposed amendment of article 20 of the Company Bylaws specifically entails the inclusion of a final paragraph regulating the rights recognised under article 519 of the Corporate Enterprises Act on the requisitioning of a supplement to the notice of meeting and the presentation of new proposed resolutions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To such end, it is established that shareholders representing at least five per cent of the share capital may requisition publication of a supplement to the notice of meeting for an Annual General Meeting, in the form and within the deadlines established by law, including one or more items on the agenda, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and present substantiated proposals for resolutions on matters already included or that should be included in the agenda in the notice of meeting for the General Meeting being convened.

•	Proposed amendment of article 21 of the Company Bylaws regarding the form and content of the notice of meeting.

The proposed amendment to article 21 of the Company Bylaws is intended to adapt it to the provisions of article 516 of the Corporate Enterprises Act, with respect to the media that the Company must employ to disseminate the announcement with the notice of meeting.

Thus, a change is proposed in the first paragraph, to include the media to which the Act refers for dissemination of the announcement; adding the possibility of publishing the announcement in one of the highest-readership daily newspapers in Spain, as an alternative to the publication in the Official Gazette of the Companies Registry (BORME); as well as adding the dissemination on the CNMV (securities exchange authority) website, pursuant to section 2 of article 516 of the Corporate Enterprises Act.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Proposed amendment of article 29 of the Company Bylaws regarding the shareholders’ right to information

The aim of this amendment is to adapt the Bylaw article to article 520 of the Corporate Enterprises Act, regulating the exercise of the right to information of shareholders in listed companies, under which shareholders’ right to request clarification prior to the General Meeting about the information the Company has filed with the CNMV (securities exchange authority) since the last General Meeting is now extended to the right to information during the General Meeting. The right to information is also extended to the request for information about the auditor’s report.

To such effects, the amendment of the first and third paragraphs of article 29 of the Company Bylaws is proposed, to include these new aspects.

•	Proposed amendment of article 31 of the Company Bylaws regarding the adoption of resolutions

This proposed amendment is intended to adapt this Bylaw article to article 521 of the Corporate Enterprises Act on remote participation, which allows the General Meeting Regulations to regulate the remote exercise of the right to participate and vote in the General Meetings, and the adaptation of its wording to the possibility, expressly envisaged by article 526.2 of the Corporate Enterprises Act, of authority being extended to items not included in the agenda in the event of a public call for proxy.

Thus, it is proposed that paragraph four include reference to the provisions of the General Meeting Regulations with respect to the regulation of the media for remote participation in the General Meeting (remote voting and proxy); and to eliminate the phrase regarding voting and proxy “on proposals regarding the agenda items” (in the first paragraph), as the law expressly envisages that in the event of public call for proxy, the voting proxy may be extended to items not included in the agenda (article 526.2) which, moreover, was already reflected in the prevailing article 10 of the General Meeting Regulations, regarding the public call for proxy.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Proposed amendment of article 40 of the Company Bylaws regarding Board meetings and notice of meetings.

The aim of this amendment is to adapt article 40 to article 246.2 of the Corporate Enterprises Act regarding the residual possibility of the Board being called by one third of its members, indicating the agenda, to be held in the registered office if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Thus, the inclusion of a new paragraph three is proposed to reflect the provisions of the law.

•	Proposed amendment of article 41 of the Company Bylaws regarding the quorum and adoption of resolutions for the Board

This proposed amendment brings in a technical enhancement. Its aim is to adapt this article to the wording of article 247.2 of the Corporate Enterprises Act, substituting the current reference in the Company Bylaws to the valid constitution of the Board when “half its members plus one” is present by reference to “the majority of its members”.

PROPOSED RESOLUTION TO BE SUBMITTED TO THE GENERAL MEETING:

In view of the explanations contained in the previous section, the amendment proposal is included below, with express reference to each article affected:

“PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.1. To approve the amendment to the following articles of the Company Bylaws: article 20. Notice of meeting; article 21. Form and content of the notice of meeting; article 29. Shareholders’ right to information; article 31. Adoption of resolutions; article 40. Board meetings and notice of meetings; and article 41. Quorum and adoption of resolutions, to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011,1st August, partially reforming the Corporate Enterprise Act and incorporating Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, which will thus be drafted as follows:

Article 20. Notice of meeting.

General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.

If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must also convene a General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

Likewise, in the period and form established by law, shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the Notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda in the notice of meeting for the General Meeting being convened.

Article 21. Form and content of the notice of meeting

Annual and extraordinary General Meetings must be convened by means of an announcement published in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the announcement.

The announcement will indicate the date, time and place of the General Meeting at first summons and its agenda, which will contain all the matters that the Meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second summons may also be stated in the announcement.

At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board of Directors may consider the technical media and legal bases that enable and guarantee remote attendance at the General Meeting. When convening each General Meeting, it may evaluate the possibility of organising attendance over remote media.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the seventh day before the General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report.

The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

During the General Meeting, Company shareholders may verbally request any information or clarification that they deem advisable regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholders’ right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

Directors will be obliged to provide the information requested under the provisions of this article, except when the Chairman deems that making the information requested public may be detrimental to the Company’s best interests, in the manner determined in the General Meeting Regulations.

Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 31. Adoption of resolutions.

At annual and/or extraordinary General Meetings, resolutions will be adopted with the majorities required by law and by these Company Bylaws.

Each voting share will confer the right to one vote on the holder present or represented at the General Meeting.

Shareholders who are not up to date in the payment of capital calls will not be entitled to vote, but only with regard to the shares whose capital calls have not been paid. Nor will holders of shares without voting rights.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders may grant voting proxy or vote by postal correspondence, e-mail or any other remote communication media, provided that the voter’s identity is duly guaranteed, in accordance with the General Meeting Regulations.

The Board of Directors may draw up suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements established by law.

Article 40. Board meetings and notice of meetings.

The Board of Directors will meet whenever the Chairman or the Executive Committee deem fit, or at the request of at least one quarter of the directors.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the Company offices are registered if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Article 41. Quorum and adoption of resolutions.

The Board of Directors will be validly constituted when the majority of its members are present or represented.

Resolutions will be adopted by an absolute majority of votes cast in person or by proxy, except as provided under articles 45 and 49 of these Company Bylaws.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border activity and other matters relating to the legal regime of financial institutions, the Bylaw amendments proposed are conditional on obtaining the authorisation from the government administration mentioned in article 8.1 of the aforementioned Royal Decree, unless such authorisation is not necessary pursuant to the stipulations in said regulation.”

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.	SUBSTANTIATION OF THE BYLAW AMENDMENT PROPOSED UNDER AGENDA ITEM 7.2.

The proposed Bylaw amendment presented to the consideration of the Company’s General Meeting under agenda item 7.2. is intended to amend the Bylaw regulations on the remuneration of the Bank’s non-executive directors, to adapt it to the BBVA remuneration policy and practice, which are reflected in its Annual Report on Board of Directors Remuneration. This remuneration system does not include the remuneration of executive directors, which will continue to be governed by article 50 bis of the Company Bylaws.

To such purposes, it is proposed that the current regulations in the Bylaws on the remuneration of the Bank’s non-executive directors, based on profit sharing, be amended so that it will become an annual fixed remuneration system, also maintaining the Bylaw framework to cover the remuneration system through the delivery of shares, approved by the General Meeting, 18th March 2006, under its agenda item eight.

Article 53 of the Bank’s Bylaws as currently worded, establishes, pursuant to article 218 of the Corporate Enterprises Act, a remuneration system for the Bank directors consisting in profit sharing (remuneration system that, as mentioned above, does not affect executive directors, whose remuneration is regulated under article 50 bis of the Company Bylaws).

Under such system, 4% of the Bank’s net earnings will be earmarked to remunerate the services of the Board of Directors and the Executive Committee, unless the Board of Directors itself resolves to reduce this percentage share in the years it deems fit.

The current remuneration system offers, in the case of large companies which, like BBVA, have very high earnings, quantitative references for determining the directors’ remuneration payments that do not correspond to their actual remuneration that, with these limits, the Board of Directors approves annually. It should be taken into account that with the current remuneration system reflected in article 53 of the Bank’s Company Bylaws, directors’ remuneration may account for 4% of the Company’s net earnings, however in practice the sum of their remuneration comprises an annual amount (which has not been updated since 2007) and a system of deferred delivery of shares that in no event would reach the figures to which they may be entitled under the current Bylaw regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to the remuneration policy applicable to the Bank’s non-executive directors, detailed in the latest Annual Report on BBVA Board of Directors’ Remuneration Policy which was put to consultative approval with a broad majority by the 2011 General Meeting under agenda item thirteen, the remuneration system for non-executive directors is not based on the remuneration for attendance but is based on criteria of responsibility, dedication and incompatibilities inherent to the non-executive directorships and comprises the following elements:

•

Annual remuneration for occupying a seat on the board and another for belonging to the different board committees. Greater weighting is applied to chairing committees, and the relative nature of the duties conferred is also weighted; and

•

A system of deferred delivery of shares, where applicable, on the date on which directors stand down from their directorship on any grounds other than dereliction of duties, which is given specific General Meeting approval.

Thus, it is proposed that the General Meeting establish a new remuneration system for the members of the Board of Directors for their directorship as such, that is more aligned with remuneration practices and amounts that actually constitute their remuneration, which will be completed with a supplementary resolution from the General Meeting determining the figure for the annual remuneration that they may receive.

This amendment is also intended to ensure that it is the General Meeting that decides on the amount of the annual remuneration that the Board will receive. This will allow it to determine a more adjusted figure.

In view of the above, the proposed amendment of the remuneration system for non-executive directors means that article 53 of the Company Bylaws needs to be amended. The Bylaws will then contain the regulation of the allocation of profits or losses, pursuant to article 273 of the Corporate Enterprises Act. A new article will also be created (33 bis) to establish the new remuneration system for the directors, reflecting what has been explained herein, pursuant to article 217 of the Corporate Enterprises Act.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Finally, it is stated that the amendment of the regulations on the remuneration of Bank directors in the Company Bylaws does not entail any amendment of the regulations on the remuneration of BBVA executive directors, which is excluded from this system and will continue to be regulated by article 50 bis of the Company Bylaws.

In light of the above, an explanation is hereby included for each of the amendments proposed:

•	Proposed amendment of article 53 of the Company Bylaws regarding allocations of profits or losses

It is proposed to amend article 53 of the Company Bylaws, eliminating the reference to directors’ remuneration in this article, by eliminating its sections a), b) and c) and adapting its content to article 273 sections 1 and 2 of the Corporate Enterprises Act.

•	Proposal to create a new article 33 bis in the Company Bylaws regarding remuneration

The proposed wording for this article includes the establishment of a remuneration system for the directors for their directorships. This will comprise a fixed amount, payable annually or periodically, that will be determined by the General Meeting, and that will remain in force until the General Meeting resolves otherwise.

The article also establishes that the Board of Directors will distribute this amount among the directors in the manner determined by said Board; the Board will also determine the periodicity and form of payment, and may reduce the amount determined by the General Meeting in the years it deems fit.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, pursuant to article 219 of the Corporate Enterprises Act, mention is included that the directors’ remuneration may also consist in the delivery of shares or share options or amounts benchmarked against the share price.

Finally, this article establishes that the remuneration of directors charged with executive duties will be regulated by article 50 bis of the Company Bylaws. The remuneration of executive directors is thereby expressly excluded from the remuneration system regulated herein.

For the purposes established in new article 33 bis of the Company Bylaws, it is proposed that the General Meeting determines the annual and overall amount to be allocated for the Bank to pay its directors for their directorships, establishing that the amount resolved will remain in force until the General Meeting resolves to amend it. The remuneration of the Bank’s executive directors is expressly excluded from said amount, regulated under article 50 bis of the Company Bylaws.

PROPOSED RESOLUTION TO BE SUBMITTED TO THE GENERAL MEETING

In view of the explanations contained in the above section, the amendment proposal is included below, with express reference to each article affected:

“PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012

7.2. Approval of the amendment to article 53 of the Company Bylaws on the Allocation of profit or losses and the inclusion of a new article 33 bis regarding Directors’ remuneration; and consequently, determination of the annual allocation.

In order to amend the Bylaw provisions on remuneration of non-executive directors in Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”), to approve the following amendments to the Bank’s Company Bylaws, which will be applicable as of 2012, inclusive, expressly stating that this does not imply any amendment to the rules for the remuneration of BBVA executive directors, which will continue to be regulated by article 50 bis of the Company Bylaws.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1.- Amend article 53 of the BBVA Company Bylaws, which will thus be drafted as follows:

Article 53. Allocation of profits or losses

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

Once the perquisites established by law or in these Company Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital.

2.- Include a new article 33 bis in the BBVA Company Bylaws, worded as follows:

Article 33 bis. Remuneration.

Directorships will be remunerated.

The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of Directors may reduce it in years when it deems fit.

Additional to this allocation, the directors’ remuneration may also comprise the delivery of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a General Meeting resolution, expressing, as forthcoming, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of these Company Bylaws with the amount and conditions determined by the Board of Directors.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border transactions and other matters relating to the legal rulings for financial institutions, the Bylaw amendments proposed are conditional on obtaining authorisation from the government administration as mentioned in article 8.1 of said Royal Decree.

Likewise, propose to the General Meeting in respect of the provisions of the new article 33 bis of the Company Bylaws, to establish the amount of the overall annual allocation that the Bank may pay to all its directors as a whole for their directorship at €6,000,000. This amount will remain in force until the General Meeting resolves to amend it. The figure expressly excludes the remuneration of the Bank’s executive directors, which will be regulated by article 50 bis of the Company Bylaws.”

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNEX 1

COMPARATIVE INFORMATION ON THE BYLAW ARTICLES WHOSE

AMENDMENT IS PROPOSED UNDER ITEM 7.1.

CURRENT WORDING OF THE COMPANY BYLAWS	AMENDMENT PROPOSED TO THE GENERAL MEETING
Article 20. Notice of meeting.	Article 20. Notice of meeting.

General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.	General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.

If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must call the General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.	If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must also convene a General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

Likewise, in the period and form established by law, shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the Notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda in the notice of meeting for the General Meeting being convened.

Article 21. Form and content of the notice of meeting.	Article 21. Form and content of the notice of meeting

Annual and extraordinary General Meetings must be convened by means of an announcement published in the Official Gazette of the Companies Registry (BORME) and on the	Annual and extraordinary General Meetings must be convened by means of an announcement published in the Official Gazette of the Companies Registry (BORME) or one of the

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Company website, within the notice period required by law, except when legal provisions establish other media for disseminating the announcement.	highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the announcement.

The announcement will indicate the date, time and place of the meeting at first summons and an agenda, which will contain all the matters that the meeting will cover, and any other mentions that may be required by law. The date on which the General Meeting will be held at second summons may also be stated in the announcement.

At least twenty-four hours must be allowed to elapse between the General Meetings held at first and second summons.

The Board of Directors may consider the technical media and legal bases that enable and guarantee remote attendance at the General Meeting. When convening each General Meeting, it may evaluate the possibility of organising attendance over remote media.

The announcement will indicate the date, time and place of the General Meeting at first summons and its agenda, which will contain all the matters that the Meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second summons may also be stated in the announcement.

At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The Board of Directors may consider the technical media and legal bases that enable and guarantee remote attendance at the General Meeting. When convening each General Meeting, it may evaluate the possibility of organising attendance over remote media.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in any written questions they deem pertinent, until the seventh day before the General Meeting is scheduled. Shareholders may also request information or clarification or send in any written questions that they deem pertinent about the publicly available information that the Company has filed with the CNMV (the securities exchange authority) since the previous General Meeting was held.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the seventh day before the General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report.

The directors are obliged to furnish the information requested pursuant to the previous paragraph, in writing, up until the day on which the General Meeting is held.	The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

During the General Meeting, Company shareholders may verbally request any information or clarification that they deem advisable regarding the matters on the agenda. If it is not possible to satisfy the shareholder’s right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.	During the General Meeting, Company shareholders may verbally request any information or clarification that they deem advisable regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholders’ right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

Directors will be obliged to furnish the information requested under the provisions of this article, except when the Chairman deems that making the information requested public may be detrimental to the Company’s best interests, in the manner determined in the General Meeting Regulations.	Directors will be obliged to provide the information requested under the provisions of this article, except when the Chairman deems that making the information requested public may be detrimental to the Company’s best interests, in the manner determined in the General Meeting Regulations.

Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.	Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 31. Adoption of resolutions	Article 31. Adoption of resolutions.

At annual and/or extraordinary General Meetings, resolutions will be adopted with the majorities required by law and by these Company Bylaws.	At annual and/or extraordinary General Meetings, resolutions will be adopted with the majorities required by law and by these Company Bylaws.

Each voting share will confer the right to one vote on the holder present or represented at the General Meeting.	Each voting share will confer the right to one vote on the holder present or represented at the General Meeting.

Shareholders who are not up to date in the payment of capital calls will not be entitled to vote, but only with regard to the shares whose capital calls have not been paid. Nor will holders of shares without voting rights.	Shareholders who are not up to date in the payment of capital calls will not be entitled to vote, but only with regard to the shares whose capital calls have not been paid. Nor will holders of shares without voting rights.

Shareholders may grant voting proxy or vote on proposals regarding the agenda items at any category of General Meeting by postal correspondence, e-mail or any other remote means of communication, provided that the voter’s identity is duly guaranteed.	Shareholders may grant voting proxy or vote by postal correspondence, e-mail or any other remote communication media, provided that the voter’s identity is duly guaranteed, in accordance with the General Meeting Regulations.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board of Directors may draw up suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements laid down by law.	The Board of Directors may draw up suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements established by law.

Article 40. Board meetings and notice of meetings	Article 40. Board meetings and notice of meetings

The Board of Directors will meet whenever the Chairman or the Executive Committee deem fit, or at the request of at least one quarter of the directors.	The Board of Directors will meet whenever the Chairman or the Executive Committee deem fit, or at the request of at least one quarter of the directors.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the Company offices are registered if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Article 41. Quorum and adoption of resolutions.	Article 41. Quorum and adoption of resolutions.

The Board of Directors will be validly constituted when half its members plus one are present or represented.	The Board of Directors will be validly constituted when the majority its members are present or represented.

Resolutions will be adopted by an absolute majority of votes cast in person or by proxy, except as provided under articles 45 and 49 of these Company Bylaws.	Resolutions will be adopted by an absolute majority of votes cast in person or by proxy, except as provided under articles 45 and 49 of these Company Bylaws.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNEX 2

COMPARATIVE INFORMATION ON THE BYLAW ARTICLES WHOSE

AMENDMENT IS PROPOSED UNDER ITEM 7.2.

CURRENT WORDING OF THE COMPANY BYLAWS	AMENDMENT PROPOSED TO THE GENERAL MEETING
Article 33 bis. Remuneration.

Directorships will be remunerated.

The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of Directors may reduce it in years when it deems fit.

Additional to this allocation, the directors’ remuneration may also comprise the delivery of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a General Meeting resolution, expressing, as forthcoming, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of these Company Bylaws with the amount and conditions determined by the Board of Directors.

Article 53. Allocation of profit or losses.	Article 53. Allocation of profits or losses

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

The Company’s net earnings will be distributed in the following order:

a)      Allocation to insurance-benefit reserves and funds required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these Company Bylaws.

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

Once the perquisites established by law or in these Company Bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital.

b) A minimum of four percent of the paid-up capital, allocated to shareholder dividend.

c)      Four per cent allocated to remuneration for the services of the Board of Directors and of the Executive Committee, except where the Board resolves to reduce that percentage in years when it deems this appropriate. The resulting figure will be made available to the Board of Directors to distribute amongst its members at the time and in the form and proportion that the Board determines. It may be paid in cash or, if the General Meeting so resolves pursuant to the law, by delivery of shares, share options or remuneration indexed to the share price.

This amount may only be taken out after the shareholders’ right to the minimum four per cent dividend mentioned above has been duly recognised.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., regarding the proposed amendment to the General Meeting Regulations included under agenda item eight of the General Meeting called for 15th and 16th March 2012 at first and second summons, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1.	OBJECTIVE OF THE REPORT

This report is filed by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”, the “Bank” or the “Company”) to provide the grounds for the proposal submitted to the approval of the General Meeting to be held in Bilbao, on 15th March 2012 at first summons, and on 16th March 2012 at second summons, under agenda item eight, regarding the amendment of certain articles in the General Meeting Regulations.

As a consequence of the enactment of Act 25/2011, 1st August, partially reforming the Corporate Enterprises Act and incorporating Directive 2007/36/EC of the European Parliament and the Council, 11th July, on the exercise of certain shareholders’ rights in listed companies, it has become necessary to adapt the Bank’s General Meeting Regulations with respect to the amendments that this has brought into the applicable legislation, insofar as it refers to aspects dealt with in said Regulations.

With this purpose, it is deemed advisable for the corporate interests to propose the General Meeting amend the following articles in the General Meeting Regulations: article 5. Publication of the notice of meeting: article 6. Shareholders’ right to information prior to the General Meeting; article 8. Voting and proxies over remote communication media; article 9. Proxies for the General Meeting; article 10. Public call for proxy; article 18. Organisation of General Meetings; article 19. Voting the resolution proposals; and article 23. Publicizing the resolutions; and the creation of a new Article 5 bis. to regulate the Supplement to the notice of meeting and new proposed resolutions.

To make it easier for shareholders to understand the amendments being submitted to the General Meeting’s consideration, they are first offered an explanation of the aim and reasons for the amendment and then given the proposed resolution that is being submitted to the General Meeting, including the wording of the proposed amendment in full.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To allow clearer comparison between the new wording of the articles being proposed for amendment and the current wording, an Annex is attached to this report, for information purposes, with a verbatim transcription of both texts, in two columns, in which the right-hand column contains the changes that are being proposed so they can be seen against the currently prevailing text, which is set out in the left-hand column.

2.	GROUNDS FOR THE PROPOSAL

The proposed amendment to the General Meeting Regulations being presented to the consideration of the Company General Meeting is intended to adapt the General Meeting Regulations to the recent amendments introduced under Act 25/2011, 1st August, partially reforming the Corporate Enterprises Act and incorporating Directive 2007/36/EC, 11th July, on the exercise of certain shareholders’ rights in listed companies, with respect to the operation of the General Meeting. It is also intended to adapt the General Meeting Regulations to the wording of the Company Bylaws, whose amendment is also being proposed to the General Meeting under agenda item seven, for which purpose the Board of Directors has filed a specific explanatory report.

In light of the above, an explanation is hereby included for each of the amendments proposed:

•	Proposed amendment of article 5 of the General Meeting Regulations regarding the publication of the notice of meeting

The amendment of article 5 of the General Meeting Regulations is intended to adapt it to the new articles 516, 517 and 518 of the Corporate Enterprises Act, regulating the publicity given to the notice of meeting; the content of the announcement of the Meeting; and the general information prior to the General Meeting, respectively.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Thus, a change is proposed in the first paragraph of article 5, to include the media to which the Act refers for dissemination of the announcement; adding the possibility of publishing the announcement in one of the highest-readership daily newspapers in Spain, as an alternative to the publication in the Official Gazette of the Companies Registry (BORME); as well as adding the dissemination on the CNMV (securities exchange authority) website, pursuant to section 2 of article 516 of the Corporate Enterprises Act.

The fourth paragraph is adapted to article 517 of the Corporate Enterprises Act, to establish the minimum content of the announcement with respect to: the date on which shareholders must register their shares to be able to take part in and vote at the General Meeting, the place and form in which the complete text of the proposed resolutions and other documents relating to the General Meeting can be obtained, and the address of the Company website on which this information will be available.

Amendments are included pursuant to article 518 of the Corporate Enterprises Act regarding the information that must be available on the Company website as of the publication of the announcement. This includes the announcement of the notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented at the General Meeting, the wording of the proposed resolutions in full, the forms that must be used for proxy and remote voting and any relevant information that shareholders may need to vote and any information required by applicable legislation.

Finally, the paragraph on the right to requisition a supplement to the notice of meeting is eliminated, which it is now proposed should be included in a new article 5 bis., as described below.

•	Proposal to create a new article 5 bis. in the General Meeting Regulations regarding the Supplement to the notice of meeting and new proposed resolutions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This new article is proposed to adapt the Regulations to article 519 of the Corporate Enterprises Act, with respect to the right to supplement the agenda and present new proposed resolutions.

For such purpose, it is established, pursuant to law, that shareholders representing at least five percent of the share capital may requisition publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more agenda items, provided the new items are accompanied by substantiated grounds for their inclusion, or, where appropriate, by a proposed resolution with due explanation, and to present proposed resolutions with substantiated grounds for proposal.

The right to do this may be enforced by duly attested notification to the Bank registered office within five days after the notice of meeting is published.

•	Proposed amendment of article 6 of the General Meeting Regulations regarding the shareholders’ right to information prior to the General Meeting

The amendment of article 6 is proposed to adapt it to article 520 of the Corporate Enterprises Act, regarding the shareholders’ right to information.

It includes the possibility of requesting clarification about the auditor’s report before the General Meeting is held. It recognises an exception to the directors’ duty to facilitate the information requested, based on section 2 of article 520 of the Corporate Enterprises Act, when prior to receipt of the request, the requested information is clear and directly available to all shareholders on the Company website in the Frequently Asked Questions format.

•	Proposed amendment of article 8 of the General Meeting Regulations regarding Proxy and voting over remote communication media

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Certain changes in the wording are proposed to adapt the article to articles 521 and 526 of the Corporate Enterprises Act, and the amendment proposed to article 31 of the Company Bylaws.

For such purpose, as paragraph three, the inclusion of the possibility of voting remotely pursuant to the provisions established by the Company for this on the attendance card.; adapting the references in the title and the rest of the article to “remote voting” in general (and not just over remote communication media). And in line with the amendment to article 31 of the Company Bylaws, eliminate the phrase relating to voting and proxy “on the proposals on items included in the agenda” (in paragraph one), as the Corporate Enterprises Act expressly establishes that in the event of a public call for proxy, the proxy conferred may be extended to items not included on the agenda (article 526.2). Minor changes to wording are also added.

•	Proposed amendment of article 9 of the General Meeting Regulations regarding representation to attend the General Meeting

The changes proposed to article 9 of the General Meeting Regulations are included to adapt it to article 522 of the Corporate Enterprises Act regarding the representation of shareholders at the General Meeting. The inclusion of three paragraphs is proposed, with respect to:

•

The possibility of a representative holding more than one proxy, without limitation on the number of shareholders they may represent, and in such event, voting in different ways according to the instructions given by each shareholder (new paragraph five);

•	The possibility that the proxy may be revoked in writing or over electronic media pursuant to the formal requirements and system established by the Company for such purpose (new paragraph six); and

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Reference to the fact that the number of shares represented will unfailingly be counted in order for the General Meeting to be validly constituted.

•	Proposed amendment of article 10 of the General Meeting Regulations regarding the public call for proxy

The amendment proposed to this article 10 in the Regulations adapts the rules it contains on the public call for proxy to articles 523 and 526 of the Corporate Enterprises Act with respect to a conflict of interests for the proxy and the voting by a director in the event of a public call for proxy.

A reference is included to the duty of representatives to abstain in matters dealt with in the General Meeting (whether related to agenda or non-agenda items) which may place them in a conflict of interest, unless precise voting instructions have been given by the shareholder regarding each one. Reference is also made to the grounds on which a conflict of interest will be deemed to exist for the representative and, specifically, for the director exercising the proxies conferred in response to a public call for proxy, pursuant to law.

Rules are also included on the way representatives may vote when the shareholder has not given contrary instructions and certain technical enhancements are included.

•	Proposed amendment of article 18 of the General Meeting Regulations regarding the operation of the General Meetings

In line with the proposed amendment to article 6 of the Regulations, it is proposed to amend article 18 of the Regulations to adapt it to article 520 of the Corporate Enterprises Act regarding shareholders’ right to information, including the possibility of verbally requesting clarification from directors during the General Meeting regarding the information the Company has filed with the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Minor changes in wording are also introduced.

•	Proposed amendment of article 19 of the General Meeting Regulations regarding Voting of resolutions

As a consequence of the new article 519.2 in the Corporate Enterprises Act regarding the right to present new proposed resolutions, it has become necessary to include the procedure for voting such proposals during the General Meeting.

For such purposes, it is proposed to amend article 19 of the Regulations to regulate the order for the voting on alternative proposals that may be presented (pursuant to new article 5 bis), establishing that these will be voted after the proposals filed by the Board and will not be upheld if once the Board proposals have been approved, the alternative proposals are incompatible with them.

Finally, and in line with the provision for proxies in article 522.4 of the Corporate Enterprises Act, it is proposed that this article of the Regulations include the possibility that financial intermediaries, whom the Company deems to be duly accredited, who prove themselves to be legitimate shareholders but act on the account of several clients, may fraction their votes in accordance with the instructions of said clients. They could thus vote in different ways depending on the instructions each client gives them, pursuant to Recommendation 6 of the Unified Code of Good Governance for Listed Companies.

•	Proposed amendment of article 23 of the General Meeting Regulations regarding the publicizing of resolutions

The proposal is intended to adapt article 23 to the new article 525 of the Corporate Enterprises Act regarding the publication of the outcome of ballots.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It includes mention of the Company’s obligation to publish on its website, along with the text of the resolutions approved, the outcome of the ballots, within the deadlines established by applicable legislation.

3.	PROPOSED RESOLUTION TO BE SUBMITTED TO THE GENERAL MEETING:

In view of the explanations contained in the previous section, the amendment proposal is included below, with express reference to each article affected:

“PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 16TH MARCH 2012.

To approve the amendment to the following articles of the General Meeting Regulations: article 5. Publication of the notice of meeting: article 6. Shareholders’ right to information prior to the General Meeting; article 8. Voting and proxies over remote communication media; article 9. Proxies for the General Meeting; article 10. Public call for proxy; article 18. Organisation of General Meetings; article 19. Voting the resolution proposals and article 23. Publicizing the resolutions; and inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals in order to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August, partially reforming the Corporate Enterprises Act and the incorporation of Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, and to adapt it to the wording of the Company Bylaws, whose amendment is also being proposed under agenda item seven. The articles whose amendment is proposed will thus be drafted as follows:

ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the Company website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

The information requested pursuant to this article will be provided to the applicant in writing, within the period remaining before the date of the General Meeting, through the Shareholders Help Desk, except in the following cases:

(i) Should the request fail to comply with the deadline and scope determined by law and in these Regulations.

(ii) Should the Chairman deem that publishing the data requested by shareholders representing less than 25% of the share capital could damage corporate interests.

(iii) Should the applicant have proceeded in clear abuse of law.

(iv) Should provisions of law or of the Bylaws or court or government rulings so establish.

(v) When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of Frequently Asked Questions.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

ARTICLE 8. REMOTE VOTING AND PROXIES

Pursuant to the Company Bylaws, shareholders may grant voting proxy or vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

Shareholders voting remotely will be counted as in attendance for the purposes of constituting the quorum for the General Meeting.

Remote votes may be submitted using the form that the Company establishes for remote voting, which may be incorporated into the attendance card.

Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholder Helpdesk or any BBVA branch office, requesting it to issue a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent to the Shareholder Helpdesk by registered post with receipt to be processed and counted. The information on postal voting will be disseminated on the Company website.

Postal votes must be received by the Shareholder Helpdesk at least 24 hours before the date on which the General Meeting is scheduled at first summons in order to leave enough time for them to be processed. Postal votes received after this deadline will not be counted.

Shareholders wishing to vote by e-mail will follow the procedures the Company establishes pursuant to law and any regulations published for such purpose, with the technical media available at any time. Shareholders will be provided with information on this over the Company website.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void. Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

ARTICLE 10. PUBLIC CALL FOR PROXY

The public call for proxy must always be made pursuant to law.

The document recording the proxy must contain or be attached to: the agenda; the request for voting instructions; and indication of which way the proxy will vote in the event of no precise instructions being imparted.

When there is a public call for proxy, the representative may not vote with the shares represented on those agenda items in which he/she has a conflict of interest, unless the shareholder represented has imparted precise voting instructions for each one of such items and without prejudice to the possibility of appointing another representative for such an event. There may be a conflict of interest on the grounds established in applicable legislation. The director will always be deemed to have a conflict of interest regarding the following resolutions:

•	His/her appointment, re-election or ratification as director.

•	His/her dismissal, termination or separation as director.

•	Shareholder demand that the Company take legal action against him/her.

•	Approval or ratification, where applicable, of Company transactions with the director in question, companies said director may control or represent or persons acting on his/her account.

When the directors file a public call for proxy, the voting rights corresponding to the shares represented will be exercised by the Chairman of the General Meeting, unless otherwise indicated in the document recording the proxy. Unless shareholders granting proxy expressly indicate otherwise, they will be deemed to impart precise instructions to vote in favour of the proposals filed by the Board of Directors in each General Meeting.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The proxy may also include those items that, although not included on the agenda in the notice of meeting, the law allows the General Meeting to deal with. It is considered that unless the shareholder expressly indicates otherwise, they will be deemed to impart precise instructions to vote against such proposals.

Public calls for proxy may also be made over electronic media in compliance with the prevailing regulations at any time.

ARTICLE 18. ORGANISATION OF GENERAL MEETINGS

The proposals of resolutions submitted by the Board of Directors will next be read out loud, verbatim or in summary, unless the General Meeting itself deems such reading unnecessary.

Should the General Meeting be held with the presence of a notary public, the corresponding proposals of resolutions will be delivered to him/her by the Secretary for their due recording in the minutes.

After any speeches that may be established by the Chairman of the General Meeting, the floor will be given to the shareholders to ask questions, request information and clarification regarding the matters on the agenda or verbally request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. They may also file proposals that the law allows them to submit to the General Meeting even if they do not appear on the agenda.

Shareholders wishing to speak will identify themselves with their full name and the number of shares that they own or represent. If they wish a verbatim record of what they say to be included in or attached to the General Meeting minutes, they must deliver it, in writing and signed, to the Secretary of the General Meeting or to the Notary Public, as applicable, prior to taking the floor.

The question and answer period will be opened in the manner established by the Chairman of the General Meeting who, in consideration of the circumstances, may determine the amount of time allotted to each speaker. The Chairman will try to ensure that the same time is allotted to each. However, the General Meeting Panel may:

i)	Extend the time initially allotted to each shareholder to speak, when the nature of the shareholder’s intervention leads them to deem this timely.

ii)	Request speakers to clarify or expand on questions they have brought up that they do not deem to have been sufficiently explained, in order to clearly discern the content and subject matter of their proposals or statements.

iii)	Call speakers to order when they over-run time, or when the smooth running of the General Meeting may be jeopardised. They may also withdraw their right to speak.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Once the shareholders question time has ended, the matters raised will be answered. The information or clarification requested will be given by the Chairman or, where applicable and at the Chairman’s behest, by the President & COO, another Director or any other employee or third party expert on the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information will be facilitated in writing within seven days after the General Meeting is adjourned.

The directors will be obliged to provide the information requested in the terms described in the previous paragraphs, except in the cases established in article 6 of these Regulations.

This article notwithstanding, the Chairman, in performance of her/his duties, may order the General Meeting to be run in the manner deemed most suitable, amending the established protocol as demanded by any time or organisational constraints that may arise.

ARTICLE 19. VOTING THE RESOLUTION PROPOSALS

The proposed resolutions relating to the matters comprising the agenda will then be voted, following the indications of the General Meeting Panel.

Should any other matter be brought up during the General Meeting that does not legally have to be included on agenda and that must be voted, the voting will proceed in the same manner.

If, pursuant to law and these Regulations, shareholders have filed alternative proposals on the items included in the agenda, these will be put to vote after the proposal filed by the Board of Directors. Once a proposed resolution has been adopted, all the others relating to the same matter and incompatible with the resolution adopted will automatically be invalidated without need to put them to vote. The General Meeting Panel will report on this to the Meeting.

To facilitate the voting process, the Panel will ask any shareholders wishing their abstention, negative vote or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Panel for such purpose, indicating the procedures they must follow.

Should the minutes be taken by a notary public, the declarations mentioned above will be made before that notary.

In principle and although other systems may be used to count votes, the following procedure will be followed:

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

When voting on proposed resolutions relating to agenda items, the negative subtraction method will be used. For such purposes, all the shares present and/or represented will be deemed to vote in favour of the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining will be subtracted from their number.

When voting proposed resolutions relating to matters not included on the agenda, the positive subtraction method will be used. For such purposes, all the shares present or represented will be deemed to vote against the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining will be subtracted from their number.

Financial intermediaries whom the Company deems to be duly accredited as such, who legitimately appear as shareholders but act on the account of various clients, may issue their votes fractioned in accordance with their clients’ instructions and may vote in different ways according to the instructions given by each client.

ARTICLE 23. PUBLICIZING THE RESOLUTIONS

Resolutions that may be filed at the Companies Registry will be registered there, and the applicable legal provisions on publicising corporate resolutions will be met. However, on the same day as the General Meeting is held or the working day immediately after, the Company will also submit the resolutions adopted to the CNMV (securities exchange authority) by filing the relevant event report. The transcription of the resolutions and the outcome of the ballots will also be published on the Company website within the periods established by applicable legislation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNEX

COMPARATIVE INFORMATION ON THE ARTICLES OF THE GENERAL

MEETING REGULATIONS WHOSE AMENDMENT IS PROPOSED

CURRENT WORDING OF THE GENERAL MEETING REGULATIONS	AMENDMENT PROPOSED TO THE GENERAL MEETING
ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING	ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy, in the Official Gazette of the Companies Registry (BORME) and on the Company website, except when legal provisions establish other media for disseminating the notice.	Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting at first summons and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

The announcement will also state the date on which the General Meeting will be held at second summons.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The notice of General Meeting will state the shareholders’ right, as of the date of its publication, to immediately obtain at the registered office any proposed resolutions, reports and other documents required by law and by the Bylaws, free of charge.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, email addresses, offices and opening hours.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Documents relating to the General Meeting will be posted to the Company website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need in order to vote.

Once the announcement has been published and until the date on which the General Meeting is held, the Company website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Where applicable, information will be provided on how to follow or attend the General Meeting over remote media systems, when this possibility has been established, pursuant to the Company Bylaws. Information on anything else considered useful or advisable for the shareholders for such purposes will also be included.	Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Shareholder representing at least five percent of the share capital may requisition publication of a supplement to the notice calling a General Meeting, adding one or more agenda items. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of Meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and for voluntary associations of shareholders, in order to facilitate their communication in the run-up to the General	Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights laid down by law, and offers or requests for voluntary proxy.	General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING	ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or send in written questions	Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

regarding the matters on the agenda and the information available to the public that the Company may have filed with the CNMV (the securities exchange authorities) since the last General Meeting was held. After this deadline, shareholders have the right to request information and clarification or ask questions during the General Meeting as established under article 18 of these General Meeting Regulations.	regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

The information requested pursuant to this article will be provided to the applicant in writing, within the period remaining before the date of the General Meeting, through the Shareholders Help Desk, except in the following cases:	The information requested pursuant to this article will be provided to the applicant in writing, within the period remaining before the date of the General Meeting, through the Shareholders Help Desk, except in the following cases:

(i) Should the request fail to comply with the deadline and scope determined by law and in these Regulations.	(i) Should the request fail to comply with the deadline and scope determined by law and in these Regulations.

(ii) Should the Chairman deem that publishing the data requested by shareholders representing less than 25% of the share capital could damage corporate interests.	(ii) Should the Chairman deem that publishing the data requested by shareholders representing less than 25% of the share capital could damage corporate interests.

(iii) Should the applicant have proceeded in clear abuse of law.	(iii) Should the applicant have proceeded in clear abuse of law.

(iv) Should provisions of law or of the Bylaws or court or government rulings so establish.	(iv) Should provisions of law or of the Bylaws or court or government rulings so establish.

(v) When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of Frequently Asked Questions.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce this right. It will indicate the postal and email addresses at which shareholders may contact the Company for such purposes.	The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 8. VOTING AND PROXIES OVER REMOTE COMMUNICATION MEDIA	ARTICLE 8. REMOTE VOTING AND PROXIES

Pursuant to the Company Bylaws, shareholders may grant voting proxy or vote on proposals on agenda items at any category of General Meeting by post, e-mail, or any other remote means of communication, provided the voter’s identity is duly guaranteed.	Pursuant to the Company Bylaws, shareholders may grant voting proxy or vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

Shareholders voting remotely will be counted as in attendance for the purposes of constituting the quorum for the General Meeting.	Shareholders voting remotely will be counted as in attendance for the purposes of constituting the quorum for the General Meeting.

Remote votes may be submitted using the form that the Company establishes for remote voting, which may be incorporated into the attendance card.

Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholder Helpdesk or any BBVA branch office, requesting it to issue a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent to the Shareholder Helpdesk by certified post with receipt to be processed and counted. The information on postal voting will be disseminated on the Company website.	Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholder Helpdesk or any BBVA branch office, requesting it to issue a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent to the Shareholder Helpdesk by registered post with receipt to be processed and counted. The information on postal voting will be disseminated on the Company website.

Postal votes must be received at the Shareholder Helpdesk 24 hours before the date on which the General Meeting is scheduled at first summons in order to leave enough time for them to be processed. Postal votes received after this deadline will not be counted.	Postal votes must be received by the Shareholder Helpdesk at least 24 hours before the date on which the General Meeting is scheduled at first summons in order to leave enough time for them to be processed. Postal votes received after this deadline will not be counted.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders wishing to vote by e-mail will follow the procedures the Company establishes pursuant to law and any regulations published for such purpose, with the technical media available at any time. Shareholders will be provided with information on this over the Company website.	Shareholders wishing to vote by e-mail will follow the procedures the Company establishes pursuant to law and any regulations published for such purpose, with the technical media available at any time. Shareholders will be provided with information on this over the Company website.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING	ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder.	Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.	Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void. Nor will proxies conferred by holders in trust or in apparent agency.	Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.	Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.	Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void. Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

ARTICLE 10. PUBLIC CALL FOR PROXY	ARTICLE 10. PUBLIC CALL FOR PROXY

The public call for proxy must always be made pursuant to law.	The public call for proxy must always be made pursuant to law.

The document recording the proxy must contain or be attached to: the agenda; the request for voting instructions; and indication of which way the proxy will vote in the event of no precise instructions being imparted.	The document recording the proxy must contain or be attached to: the agenda; the request for voting instructions; and indication of which way the proxy will vote in the event of no precise instructions being imparted.

When the directors file a public call for proxy, the voting rights corresponding to the shares represented will be exercised by the Chairman of the General Meeting, unless otherwise indicated in the call document. Shareholders imparting no instructions regarding the exercise of their voting rights will be deemed to vote in favour of the proposals presented by the Board of Directors at each General Meeting.

Should the directors or any others issue a public call for proxy, the director obtaining it may not exercise the voting rights corresponding to the shares represented on agenda items that give rise to a conflict of interests. In no event may the proxy director cast votes on the following resolutions:

When there is a public call for proxy, the representative may not vote with the shares represented on those agenda items in which he/she has a conflict of interest, unless the shareholder represented has imparted precise voting instructions for each one of such items and without prejudice to the possibility of appointing another representative for such an event.

There may be a conflict of interest on the grounds established in applicable legislation. The director will always be deemed to have a conflict of interest regarding the following resolutions:

• His/her appointment or ratification as director.	• His/her appointment, re-election or ratification as director.

• His/her dismissal, termination or separation from office.	• His/her dismissal, termination or separation as director.

• Shareholder demand that the Company take legal action against him/her.	• Shareholder demand that the Company take legal action against him/her.

• Approval or ratification, where applicable, of Company transactions with the director in question, companies said director may control or represent or persons acting on his/her account.	• Approval or ratification, where applicable, of Company transactions with the director in question, companies said director may control or represent or persons acting on his/her account.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In such cases, the director who has obtained the proxy may appoint another director or a third party that does not face any conflict of interests in order to validly exercise the proxy.

The proxy may also cover any items that, even if not included in the agenda on the notice of meeting, are dealt with in the General Meeting as the law so permits. In such event, the provisions of the previous paragraph will also be applicable.

Public calls for proxy may also be made over electronic media in compliance with the prevailing regulations at any time.

When the directors file a public call for proxy, the voting rights corresponding to the shares represented will be exercised by the Chairman of the General Meeting, unless otherwise indicated in the document recording the proxy. Unless shareholders granting proxy expressly indicate otherwise, they will be deemed to impart precise instructions to vote in favour of the proposals filed by the Board of Directors in each General Meeting.

The proxy may also include those items that, although not included on the agenda in the notice of meeting, the law allows the General Meeting to deal with. It is considered that unless the shareholder expressly indicates otherwise, they will be deemed to impart precise instructions to vote against such proposals.

Public calls for proxy may also be made over electronic media in compliance with the prevailing regulations at any time.

ARTICLE 18. ORGANISATION OF GENERAL MEETINGS	ARTICLE 18. ORGANISATION OF GENERAL MEETINGS

The proposals of resolutions submitted by the Board of Directors will next be read out loud, unless the General Meeting itself deems such reading unnecessary.

Should the General Meeting be held with the presence of a Notary Public, the corresponding proposals of resolutions will be delivered to him/her by the Secretary for their due recording in the minutes.

The proposals of resolutions submitted by the Board of Directors will next be read out loud, verbatim or in summary, unless the General Meeting itself deems such reading unnecessary.

Should the General Meeting be held with the presence of a notary public, the corresponding proposals of resolutions will be delivered to him/her by the Secretary for their due recording in the minutes.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

After any speeches that may be established by the Chairman of the General Meeting, the floor will be given to the shareholders to ask questions, request information and clarification regarding the matters on the agenda or submit proposals in the terms laid down by law.	After any speeches that may be established by the Chairman of the General Meeting, the floor will be given to the shareholders to ask questions, request information and clarification regarding the matters on the agenda or verbally request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. They may also file proposals that the law allows them to submit to the General Meeting even if they do not appear on the agenda.

Shareholders wishing to speak will identify themselves with their full name and the number of shares that they own or represent. If they wish a verbatim record of what they say to be included in or attached to the General Meeting minutes, they must deliver it, in writing and signed, to the Secretary of the General Meeting or to the Notary Public, as applicable, prior to taking the floor.	Shareholders wishing to speak will identify themselves with their full name and the number of shares that they own or represent. If they wish a verbatim record of what they say to be included in or attached to the General Meeting minutes, they must deliver it, in writing and signed, to the Secretary of the General Meeting or to the Notary Public, as applicable, prior to taking the floor.

The question and answer period will be opened in the manner established by the Chairman of the General Meeting who, in consideration of the circumstances, may determine the amount of time allotted to each speaker. The Chairman will try to ensure that the same time is allotted to each. However, the General Meeting Panel may:	The question and answer period will be opened in the manner established by the Chairman of the General Meeting who, in consideration of the circumstances, may determine the amount of time allotted to each speaker. The Chairman will try to ensure that the same time is allotted to each. However, the General Meeting Panel may:

i)       Extend the time initially allotted to each shareholder to speak, when the nature of the shareholder’s intervention leads them to deem this timely.

ii)     Request speakers to clarify or expand on questions they have brought up that they do not deem to have been sufficiently explained, in order to clearly discern the content and subject-matter of their proposals or statements.

iii)    Call speakers to order when they over-run time, or when the smooth running of the General Meeting may be jeopardised. They may also withdraw their right to speak.

i)       Extend the time initially allotted to each shareholder to speak, when the nature of the shareholder’s intervention leads them to deem this timely.

ii)     Request speakers to clarify or expand on questions they have brought up that they do not deem to have been sufficiently explained, in order to clearly discern the content and subject matter of their proposals or statements.

iii)    Call speakers to order when they over-run time, or when the smooth running of the General Meeting may be jeopardised. They may also withdraw their right to speak.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Once the shareholders question time has ended, the matters raised will be answered. The information or clarification requested will be given by the Chairman or, where applicable and at the Chairman’s behest, by the President & COO, another Director or any other employee or third-party expert in the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information will be facilitated in writing within seven days after the General Meeting is adjourned.	Once the shareholders question time has ended, the matters raised will be answered. The information or clarification requested will be given by the Chairman or, where applicable and at the Chairman’s behest, by the President & COO, another Director or any other employee or third party expert on the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information will be facilitated in writing within seven days after the General Meeting is adjourned.

The directors will be obliged to provide the information requested in the terms described in the previous paragraphs, except in the cases established in article 6 of these Regulations.	The directors will be obliged to provide the information requested in the terms described in the previous paragraphs, except in the cases established in article 6 of these Regulations.

This article notwithstanding, the Chairman, in performance of her/his duties, may order the General Meeting to be run in the manner deemed most suitable, amending the established protocol as demanded by any time or organisational constraints that may arise.	This article notwithstanding, the Chairman, in performance of her/his duties, may order the General Meeting to be run in the manner deemed most suitable, amending the established protocol as demanded by any time or organisational constraints that may arise.

ARTICLE 19. VOTING THE RESOLUTION PROPOSALS	ARTICLE 19. VOTING THE RESOLUTION PROPOSALS

The proposed resolutions relating to the matters comprising the agenda will then be voted, following the indications of the General Meeting Panel.	The proposed resolutions relating to the matters comprising the agenda will then be voted, following the indications of the General Meeting Panel.

Should any other matter be brought up during the General Meeting that does not legally have to be included on agenda and that must be voted, the voting will proceed in the same manner.	Should any other matter be brought up during the General Meeting that does not legally have to be included on agenda and that must be voted, the voting will proceed in the same manner.

If, pursuant to law and these Regulations, shareholders have filed alternative proposals on the items included in the agenda, these will be put to vote after the proposal filed by the Board of Directors. Once a proposed resolution has been

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

adopted, all the others relating to the same matter and incompatible with the resolution adopted will automatically be invalidated without need to put them to vote. The General Meeting Panel will report on this to the Meeting.

To facilitate the voting process, the Panel will ask any shareholders wishing their abstention, negative vote or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Panel for such purpose, indicating the procedures they must follow.

Should the minutes be taken by a Notary Public, the declarations mentioned above will be made before that Notary.

To facilitate the voting process, the Panel will ask any shareholders wishing their abstention, negative vote or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Panel for such purpose, indicating the procedures they must follow.

Should the minutes be taken by a notary public, the declarations mentioned above will be made before that notary.

In principle and although other systems may be used to count votes, the following procedure will be followed:	In principle and although other systems may be used to count votes, the following procedure will be followed:

When voting proposed resolutions relating to agenda items, the negative subtraction method will be used. For such purposes, all the shares present and/or represented will be deemed to vote in favour of the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining will be subtracted from their number.	When voting on proposed resolutions relating to agenda items, the negative subtraction method will be used. For such purposes, all the shares present and/or represented will be deemed to vote in favour of the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining will be subtracted from their number.

When voting proposed resolutions relating to matters not included on the agenda, the positive subtraction method will be used. For such purposes, all the shares present or represented will be deemed to vote against the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining will be subtracted from their number.	When voting proposed resolutions relating to matters not included on the agenda, the positive subtraction method will be used. For such purposes, all the shares present or represented will be deemed to vote against the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining will be subtracted from their number.

Financial intermediaries whom the Company deems to be duly accredited as such, who legitimately appear as shareholders but act on the account of various clients, may issue their votes fractioned in accordance with their clients’ instructions and may vote in different ways according to the instructions given by each client

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 23. PUBLICIZING THE RESOLUTIONS	ARTICLE 23. PUBLICIZING THE RESOLUTIONS

Resolutions that may be filed at the Companies Registry will be filed there, and the applicable legal provisions on publicising corporate resolutions will be met. However, on the same day as the General Meeting is held or the working day immediately after, the Company will also submit the resolutions adopted to the CNMV (the securities exchange authority) by filing a relevant-event report. The transcription of the resolutions will also be accessible on the Company website.	Resolutions that may be filed at the Companies Registry will be registered there, and the applicable legal provisions on publicising corporate resolutions will be met. However, on the same day as the General Meeting is held or the working day immediately after, the Company will also submit the resolutions adopted to the CNMV (securities exchange authority) by filing the relevant event report. The transcription of the resolutions and the outcome of the ballots will also be published on the Company website within the periods established by applicable legislation.

WARNING:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 10, 2012	By:	/s/ María Jesús Arribas De Paz
	Name:	María Jesús Arribas De Paz
	Title:	Authorized representative